UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC

February 21, 2006

06026008

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary
Wendy's International, Inc.
One Dave Thomas Boulevard
P.O. Box 256
Dublin, OH 43017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/21/2006

RECD S.E.C.
FEB 23 2006
1088

Re: Wendy's International, Inc.
Incoming letter dated December 22, 2005

Dear Mr. McCorkle:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to Wendy's by Domini Social Investments. We also have received a letter from the proponent dated February 13, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: Karen Shapiro
Shareholder Advocacy Consultant
Domini Social Investments
536 Broadway, 7th Floor
New York, NY 10012-3915

Wendy's International, Inc.

Tim Hortons Wendy's BAJA FRESH MEXICAN · GRILL

Lee McCorkle
Executive Vice President
General Counsel
Secretary

One Dave Thomas Boulevard
P.O. Box 256
Dublin, Ohio 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

December 22, 2005

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wendy's International, Inc. No-Action Request Letters

Dear Sir or Madam:

Enclosed herewith are two letters with attachments we are submitting to the Office of Chief Counsel, Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Please acknowledge receipt of this letter and the letters and attachments enclosed herewith by stamping or signing the enclosed duplicate of this letter and returning it in the enclosed, self-addressed envelope. If you have any questions, please communicate with me at (614) 764-3210.

Sincerely,

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary

LMM/jmf

Enclosures

#93299

Wendy's International, Inc.

Tim Hortons · Wendy's · Baja Fresh Mexican Grill

Lee McCorkle
Executive Vice President
General Counsel
Secretary

One Dave Thomas Boulevard
P.O. Box 256
Dublin, Ohio 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

December 22, 2005

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: <u>Securities Exchange Act of 1934/Rule 14a-8</u>

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of Wendy's International, Inc. (the "Company"). I am submitting this letter on behalf of the Company to request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended to the Securities and Exchange Commission (the "SEC") if the Company omits from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (the "Proxy Materials"), for the reasons outlined below, a shareholder proposal (the "Proposal") received from Domini Social Investments LLC (the "Proponent").

In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, enclosed are six (6) paper copies of this letter, the Proposal and other correspondence we have engaged with the Proponent relating to the Proposal. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent by overnight delivery.

The Company presently expects to file its definitive Proxy Materials with the SEC on or about March 13, 2006.

SUMMARY OF THE COMPANY'S POSITION

In summary, the Company believes that it may exclude the Proposal from its Proxy Materials pursuant to the following rules:

- Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal; and

- Rule 14a-8(i)(3), because the Proposal is vague and indefinite.

THE PROPOSAL

The Proposal, dated November 30, 2005, requests "that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2006." The Proposal's supporting statement states that the sustainability report should include the Company's "definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability." The supporting statement recommends that the Company use Global Reporting Initiative's Sustainability Reporting Guidelines ("GRI Guidelines") to prepare the report. The Proposal is attached hereto as Exhibit A.

BACKGROUND

The Proponent submitted a similar proposal to the Company for inclusion in its 2005 proxy statement. The Company sought to exclude that proposal from its 2005 proxy statement based on arguments under 14a-8(i)(3) and (i)(7), but was denied relief by the Staff. See Wendy's International, Inc. (February 10, 2005). From January through March 2005, the Company engaged in amiable discussions with the Proponent, pursuant to which the Company agreed to prepare and publish on its website a sustainability report based on certain agreed to topics and the Proponent agreed to withdrawal its proposal for the 2005 proxy statement. During the third quarter of 2005, the Company engaged in frequent conversations with the Proponent with respect to preparation of the sustainability report. On October 4, 2005, the Company published its 2005 Corporate Responsibility Report on its website. The Company noted this accomplishment in its third quarter earnings release on October 27, 2005 (a copy of which was attached to a Form 8-K filed on October 27, 2005). The Company's 2005 Corporate Responsibility Report is publicly available at *www.wendys-invest.com* under the heading "Corporate Responsibility."

Other than some comments from the Proponent on September 7, 2005, the Company had not received any feedback on the sustainability report from the Proponent until it received the Proposal on November 30, 2005. Attached hereto under Exhibit B are copies of the pertinent written communications between the Company and the Proponent related to the sustainability report. Note that the Company sent a revised draft of its 2005 Corporate Responsibility Report to the Proponent for review on September 19, 2005 and indicated that the Company intended to "go live" with the report by the end of September. Although the Proponent's associate stated she would review the report, the Company never received any feedback from the Proponent and the report was made publicly available on October 4, 2005. The Company had previously enjoyed the benefits of collaborating with the Proponent in preparing and publishing the sustainability report; however, the Proponent's resubmission of the Proposal signals its own termination of the collaboration. The Company believes that it committed to produce a sustainability report within defined, agreed parameters and to expand and evolve that report over time, and although the Company's expectation of that evolution occurring with the cooperation and guidance of the Proponent apparently will not materialize, this does not change the Company's commitment to evolving the sustainability report. Nevertheless, since the Proponent has elected to submit a shareholder proposal under Rule 14a-8 as a means of expressing its discontent, the Company believes the Proposal can be omitted from its 2006 Proxy Materials based on the substantive arguments below.

GROUNDS FOR EXCLUSION OF THE PROPOSAL

I. The Proposal may be excluded because it has been substantially implemented.

Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be properly excluded from a company's proxy materials "if the company has already substantially implemented the proposal." According to the SEC, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management . . . ." See Exchange Act Release No. 34-12598 (July 7, 1976).

The standard the Staff has applied in determining if a proposal is substantially implemented is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. See Exchange Act Release No. 34-20091 (Aug. 16, 1983) and Texaco, Inc. (March 28, 1991). The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). Rather, the Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). See The Talbots, Inc. (April 5, 2002), The Gap, Inc. (March 16, 2001) and Kmart Corp. (February 23, 2000). In recent no-action rulings regarding whether proposals requesting sustainability reports had been substantially implemented, the Staff permitted a handful of companies to omit proposals that were similar to the Proposal at hand. See ConAgra Foods, Inc. (May 20, 2005), Albertson's, Inc. (March 23, 2005) and Lowe's Companies, Inc. (March 21, 2005). The Company believes that publication of its Corporate Responsibility Report implements the essential objective—indeed the entire objective—of the Proposal, and therefore the Staff should allow the Company to exclude the Proposal from its Proxy Materials.

It is instructive to note that in the Albertson's no-action decision, the company's report contained selected disclosures regarding its commitment to its employees, community involvement, environmental awards received, recycling practices and information on its product packaging. In Albertson's, the company noted that to be substantially implemented a proposal does not have to be "fully effected." The proponent in Albertson's took issue with many of the company's disclosures, asserting that the disclosures were deficient because (i) the information regarding employee relations "gives no facts" as to composition of the workforce, minority candidates and diversity, and that there were "no statistics of any kind" and (ii) the discussion of environmental initiatives "quantifies little, and does not mention any aspect of its operations that may have any adverse environmental impact." Moreover, the proponent in Albertson's argued that "selected sunny highlights" in a sustainability report "with limited objective data, no historical data at all, and no analysis, do not give shareholders" sufficient information to assess the company's social and environmental performance. Notably, the Staff disagreed with the proponent's position and allowed the company to exclude the proposal under Rule 14a-8(i)(10).

The Staff's rulings in ConAgra, Albertson's and Lowe's recognize, implicitly if not explicitly, that sustainability reports are by their very nature dynamic, reflecting changes in business lines, performance, science, public concerns, legislation and other considerations. In this sense, any static report can be attacked from the moment of its publication, and shareholders can be asked to make content judgments without limitations.

The Company notes that in Terex Corporation (March 18, 2005), the Staff did not permit exclusion, based on a Rule 14a-8(i)(10) argument, of a proposal requesting Terex "disclose its social, environmental and economic performance to the public by issuing annual sustainability reports." See also, Johnson Controls, Inc. (November 14, 2002) (proposal requesting a sustainability report ruled not excludable by the Staff under various assertions made by the company, including Rule 14a-8(i)(10)). In Terex, the company claimed that it had substantially implemented the proposal by including on its website its views regarding corporate citizenship and making reference to a variety of other public disclosures included in filings made with the Securities and Exchange Commission. The proponent in Terex noted that Terex had posted goals and aspirational content on its website related to sustainability, but reasoned that a shareholder request for social, environmental and economic performance cannot be substantially implemented by merely "listing goals and aspirations on a web page." In Johnson Controls, the company claimed that it had substantially implemented the proposal by noting its publication of certain reports, implementation of monitoring programs and its willingness to discuss matters set forth in the proposal.

The Company's assertion of substantial implementation of the Proposal is distinguishable from the Staff's ruling in Terex in at least two ways. First, unlike the report in Terex, the Company's sustainability report contains much more than just goals and aspirational material; the Company's sustainability report, much like the reports in ConAgra, Albertson's and Lowe's, includes disclosures of its achievements and activities with respect to sustainability. The second way in which the Company's assertion of substantial implementation is distinguishable from Terex, and the ruling in Johnson Controls, is that the Company's sustainability report actually addresses most of the requests made by the Proponent in the Proposal (see, however, the discussion in Section II of this no-action request below related to preparing the sustainability report in accordance with GRI Guidelines). In Johnson Controls, the proposal specifically requested, similar to the Proposal at hand, that the sustainability report contain a definition of sustainability; however, the company in Johnson Controls never addressed that aspect of the proposal. In the Proposal's supporting statement the Proponent seeks to have the Company set forth its definition of sustainability in the report. Notably, under the heading "Sustainability," the Company's 2005 Corporate Responsibility Report states:

> Wendy's International, Inc. defines sustainability as a focus on the long-term, rather than short-term, growth of people, communities, ecosystems and businesses. Sustainable growth is a measured development that meets the needs of the present without compromising the ability of future generations to meet their own needs. We believe sustainable development is good for business and, accordingly, we focus on the long-term aspects of our operations. Our goal is always to be a positive, permanent fixture in the communities where we operate.

The Company addresses also the Proponent's request to include in the report a company-wide "review" of policies, practices and indicators that measure long-term sustainability. The Company's sustainability report discloses policies, practices and indicators related to sustainability, including disclosure of the Tim Hortons sustainable coffee partnership program. This coffee sustainability program encompasses economic growth, protection of natural resources and meeting the social needs of coffee growers. The program includes a variety of projects designed to help farmers improve their living conditions and spur development in coffee-producing areas, including support for smallholder (individual) farmers in an effort to improve their livelihood in a long-term, sustainable manner. The Company's sustainability report lists more than just goals, it discusses the actual details and activities of the coffee sustainability program, noting:

- The Tim Hortons Sustainable Coffee Partnership has identified Zacapa, Chiquimula and Jutiapa in Guatemala (close to the Honduran border) as its initial areas of focus. The project includes approximately 750 coffee producers and their families from 11 communities, and will directly improve the living conditions of about 4,000 people. The estimated total production volume of the participating coffee producers is around 42,000 bags.

- The organizations of these coffee producers are currently very weak and in urgent need of strengthening their processing and production techniques. Farmers do not have experience in value-generating activities and joint commercialization of their produce. They do not have direct-market access and are forced to sell their coffee to intermediaries for low prices. Further problems include inadequate fertilization, lack of shade regulation, deficits in pruning and, consequently, low productivity.

- A farmer association has been founded to organize all coffee producers participating in the project. The organization will be supported in establishing a sound and transparent commercial operation. This includes administrative support as well as training in the organization of the coffee flow, the adequate control of coffee quality and thorough business practices. Technical assistance will be provided to the farmers to improve quality and productivity. Sustainable coffee production techniques and diversification will be promoted. Furthermore, contacts will be established to various governmental and non-governmental funds and projects active in the project area to identify synergies and to cooperate on coffee related as well as socio-economic activities in favor of the project's target group.

- This program started in March 2005. The Tim Hortons Sustainable Coffee Partnership has identified similar projects in Columbia and Brazil that it expects to commence in 2005 and 2006, respectively.

In addition, the Company's sustainability report addresses certain environmental policies, practices and indicators related to sustainability. The Proponent notes in its Proposal that our "environmental" section of the sustainability report consists of only two sentences. However, as stated in our CEO's letter to stakeholders, "we will continue to monitor our corporate responsibility efforts and update the individual sections of this Web-based report as appropriate in the future." Since initial publication of the sustainability report in compliance with our agreement with the Proponent, we have enhanced the disclosure content of our environmental section. The environmental section of the report now has disclosures related to the past accomplishments, philosophy and on-going efforts of the Wendy's and Tim Hortons brands with respect to environmental initiatives. A selected portion of those disclosures read as follows:

Wendy's— Our philosophy with respect to environmental responsibility is:

- To award business to suppliers that have demonstrated sound environmental policies, to protect our soil, air and water, and to preserve the world's biological diversity.
- To reduce the volume and toxicity of the wastes we produce, and to work with our suppliers to see that this is accomplished.
- To recycle where technically and economically feasible.
- To give preference to disposal methods that have the least intrusive impact on the environment and that provide the greatest post-consumption benefit.

To monitor our suppliers' commitment to our philosophy and objectives, we require our suppliers to report on:

- The suitability of products for recycling, incineration and land disposal.
- The steps being taken to remove any environmentally unsuitable substances (if necessary) that may pose a hindrance to responsible waste disposal.
- Their efforts to minimize waste, encourage recycling, and remove environmentally unsuitable substances from the waste stream.

Here are some of the steps we've taken to improve our environment:

- Our bags are made with up to 40% recycled material.
- Our packaging is printed with environmentally friendly water-based inks. The zero VOC (volatile organic compounds) printing inks eliminate many of the air and ground pollution problems caused by solvent based alternatives.
- Our hot sandwiches are served in bio-degradable wrap and napkins are made from 100% recycled paper.
- We provide ketchup dispensers in each restaurant to reduce the individual packaging.
- Our used shortening is extracted, recycled and turned into useful commercial goods such as supplemental feed for animals and cosmetics.

Tim Hortons—

- Recycling: Tim Hortons has practiced cardboard recycling programs at the store level for many years. Certain markets have also offered recycling of other materials such as paper, plastic, aluminum and glass. We are working toward providing our customers with the ability to recycle while visiting our stores. In 2005, Tim Hortons initiated pilot tests to examine more consistent processes for recycling. This involves both providing collection points in-store and outside, as well as utilizing waste management haulers who can dispose of these materials correctly. A major challenge exists, however, with municipalities that have differing methodologies for the processing of recyclables. In some communities our paper products (cups and cartons) are recyclable and in others they are not. We continue to work with the waste management industry to seek solutions.

- Packaging: All of our existing packaging has been reviewed to ensure that we are using materials that are environmentally friendly, wherever possible. We include recycled content in our packaging. For example, our donut boxes contain up to 60% post consumer fibers and our carry out trays are up to 100% post-consumer fiber content.

  To encourage the reduction of paper use, most Tim Hortons stores also provides china rather than paper products for customers who dine in. We also offer a discount on coffee refills to those that use a reusable travel mug at our stores.

- Litter Awareness: For many years, Tim Hortons has been involved in local community clean-up events. For these events, we have either been a proprietary sponsor, title sponsor or program sponsor—which includes product donations to volunteers. In 2005, we participated in more than 125 community clean-up events across Canada. Tim Hortons will continue to work in partnership with communities and organizations to prevent and reduce littering.

  At the store level, our Operators are committed to various practices that promote the anti-litter message. These practices include: increasing the number of external trash containers on their property, encouraging customers to use them at all times, maintaining a "good neighbor" policy by encouraging staff to pick up Tim Hortons litter that may have blown onto adjacent neighbors' property, and displaying point of purchase material that encourages patrons to "be a good neighbor, please don't litter."

In addition, the sustainability report contains disclosures regarding certain environmental "policies and procedures" the Company has established. A selected portion of those disclosures read as follows:

- Wendy's partnered with our direct lettuce suppliers in 1998 to develop and implement industry leading programs and documentation to maintain on-going conformity to Good Agricultural Practices (GAPs) and strict food safety procedures at the growing field level. The following are some examples of the procedures or programs that are required of all Wendy's lettuce growers:

- All lettuce growers shall have a fully implemented and documented field and post harvest HACCP program.
- Verification that all soil and irrigation water used to grow Wendy's lettuce meet all established federal and state standards for heavy metal and pesticide residues.
- All pesticide applications to Wendy's product must be performed by a licensed Pest Control Advisor to ensure the safe, responsible use of pesticides.
- Pre-harvest samples of Wendy's lettuce must be tested prior to harvest to verify pesticide levels conform to all federal and state standards.
- All fields are sampled prior to harvest and must test negative for E. coli bacteria.

Another example of our sustainability report listing more than just goals and aspirational content is our animal welfare section. The Company has a long-standing tradition and reputation for being a compassionate, ethical and responsible organization. In its sustainability report the Company provides readers with an overview of some of the policies and practices that will result in enhanced long-term sustainability of animal welfare, outlining that the Company has:

- Established an Animal Welfare Council that utilizes the expertise of several national and international experts in animal welfare to provide technical advice and facilitate continuous improvements to our program.
- Achieved a reduction in the number of laying hens per cage at our egg suppliers, which allows for more living space and less physical stress.
- Eliminated "forced molting," a practice used to extend the laying cycle of hens.
- Took a leadership role in promoting a new, non-invasive and pain-free method to reduce beak sharpness, which is essential for bird health by eliminating the ability of aggressive birds to injure other birds.
- Consolidated manufacturing suppliers due to non-compliance issues.

The Company's sustainability report also has links to the Company's financial performance, disclosures about its community service programs, nutrition information and other disclosures that reflect the Company's commitment to long-term sustainability. Based on the disclosures contained in the Company's 2005 Corporate Responsibility Report, the Company believes that the Proposal has been substantially implemented.

The Company's substantial implementation assertion is also distinguishable from the Terex ruling in that the resolution in the Proponent's Proposal calls for a less detailed and onerous sustainability report than that demanded for in Terex. The Proposal's resolution merely calls for the Company to issue a "sustainability report to shareholders" with no demand that the report include performance criteria, other than a request in the supporting statement for the report to include a definition of sustainability and a company-wide review of policies, practices and indicators related to measuring long-term sustainability. In Terex, the proponent specifically requested that the company "disclose its social, environmental and economic performance" in a sustainability report. In the Proposal at hand the Proponent is not demanding disclosure of specific performance criteria related to sustainability, but instead is merely asking for the Company to "review" in its sustainability report "policies, practices and indicators" related to measuring long-term sustainability. Had the Proponent's Proposal been the subject of debate in Terex, it seems probable that the Staff would have agreed that Terex's limited disclosure of goals and aspirational content would have been sufficient to meet the substantial implementation standard under Rule 14a-8(i)(10).

The Proponent may argue, however, that the Company's mere posting of its sustainability report on its website is insufficient to satisfy its request that the Company "issue" a sustainability report to shareholders. In preparing to publish its sustainability report, the Company made a conscious decision, based on cost and internet availability, to post the report on its investor website and not prepare a hard-copy publication of the report. The Company reasoned that because the sustainability report was to be an evolving, fluid publication, by publishing the report as a web-based product the Company would be more readily able to update and enhance its disclosures—which has already occurred with respect to the environmental section as discussed above. The Company reasoned also that shareholders and stakeholders interested in the report would be able to conveniently access the report via the internet and a web-based sustainability report is more environmentally friendly than a printed report.

The Company believes that its public disclosure of publication of its sustainability report in its third quarter earnings release and the report's availability on its investor website is adequate to satisfy the substantial implementation standard. This position is bolstered by the SEC's recent proposed rule that would allow internet availability of proxy materials to shareholders. See Exchange Act Release No. 34-52926 (December 8, 2005). Although the internet proxy rule has yet to be adopted by the SEC, the language from the proposed rule seems to indicate that the SEC would view internet dissemination as a reliable and cost-efficient means of "issuing" information to shareholders.

The Company believes it is clear that the Proposal has been substantially implemented, and, based on Rule 14a-8(i)(10), the Company intends to exclude the Proposal from the Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

II. The Proposal may be excluded because it is so vague and indefinite as to be materially misleading.

In the event the Staff disagrees with the Company's argument set forth above, the Company believes the Proposal should be excludable from the Proxy Materials based on

Rule 14a-8(i)(3). In its no-action request to exclude the Proponent's proposal from the 2005 proxy statement, the Company made a similar argument that was denied by the Staff. See Wendy's International, Inc. (February 10, 2005). However, the argument under Rule 14a-8(i)(3) in this no-action request must be evaluated based on the totality of the Proponent's dealings with the Company after agreeing to withdrawal its proposal last year.

On its face, the Proposal's supporting statement "recommends" that the Company use the GRI Guidelines in preparing its sustainability report. The Proponent has been astute enough to revise the language of its generic Proposal so that the Proposal will survive an attack based on Rule 14a-8(i)(3) since the Staff has permitted other companies exclude proposals calling for sustainability reports "based" on GRI Guidelines on the basis that such proposals were vague and indefinite under Rule 14a-8(i)(3). See, e.g., ConAgra Foods, Inc. (July 1, 2004); The Kroger Co. (March 19, 2004); Albertson's, Inc. (March 5, 2004); Lowe's Companies, Inc. (March 3, 2004); Terex Corporation (March 1, 2004); Dean Foods Company (February 25, 2004); and Smithfield Foods, Inc. (July 18, 2003). Compare Hormel Foods Corporation (October 22, 2004); Wal-Mart Stores, Inc. (February 17, 2004); and Johnson Controls, Inc. (November 14, 2002) (proposals calling for sustainability reports, but not demanding that such reports be prepared in conformity with a complex and vague set of reporting standards, were not excludable). The Company acknowledges that its sustainability report has not been prepared to the extent of, or in accordance with the complexity of that demanded by, the GRI Guidelines, and this intention was communicated to the Proponent prior to its withdrawal of last year's proposal. The Company never intended its report to be a response to generic, complex metrics or to be pigeon holed into a "one-size fits all" set of measurements. After agreeing to withdrawal last year's proposal and collaborating with the Company on preparing its sustainability report, however, the Proponent, by resubmitting its Proposal to the Company, is by deed, but not word, implicitly demanding that the Company prepare a sustainability report "based" on GRI Guidelines. Because the shareholders, if the Staff denies this no-action request, will only see the Proponent's words (and not its deeds) in the Proxy Materials, the Staff can ensure that the Proponent's actions of implicitly demanding a GRI-based sustainability report do not speak louder than its artfully drafted words.

The Company believes that the Proposal is impermissibly vague and indefinite due to the Proponent's implicit actions of demanding a GRI-based sustainability report, and, based on Rule 14a-8(i)(3), the Company intends to exclude the Proposal from the Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the proposal from the Proxy Materials for its 2006 Annual Meeting of Shareholders in reliance on Rules 14a-8(i)(10) and 14a-8(i)(3). As noted above, the Company presently anticipates mailing its Proxy Materials for the 2006 Annual Meeting of Shareholders on or about March 13, 2006 and to submit final materials for printing on or about March 8, 2006. We would appreciate a response from the Staff in time for the Company to meet this schedule. In order to facilitate delivery of the Staff's response to this letter, the Staff's decision may be sent by facsimile to the Proponent at (212) 217-1101 and to the Company at (614) 764-3243.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Company's position, please communicate with the undersigned at (614) 764-3210.

Sincerely,

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary

Enclosures

cc: Domini Social Investments LLC

Domini
SOCIAL INVESTMENTS®

EXHIBIT A

RECEIVED
DEC 01 2005
LEGAL DEPARTMENT

The Way You Invest Matters®

November 30, 2005

Mr. Leon M. McCorkle, Jr.
Executive Vice President, General Counsel and Secretary
Wendy's International Inc.
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio 43017-0256

Re: Shareholder Proposal Requesting a Sustainability Report

Dear Mr. McCorkle:

I am writing to you on behalf of Domini Social Investments, to submit the attached shareholder resolution requesting a sustainability report.

As you know, we filed a similar proposal last year, which we subsequently withdrew when Wendy's committed to working with Domini on developing a sustainability report. However, the sustainability information provided on Wendy's web site falls far short of the depth and breadth we suggested to Wendy's during our withdrawal discussions. In a letter to John Barker dated September 7, 2005, we voiced these opinions, based upon a preview of the report's content. We received no response to our letter, and were further disappointed to see that our comments were not reflected in the final posting on Wendy's web site.

As you will also recall, the outline Wendy's shared with our team prior to withdrawal was presented as a conversation starter. We were clear at the time that the report described by your outline did not constitute a sustainability report, and would not justify withdrawal of the resolution. Unfortunately, you have decided to move forward with a report based on that original outline. We do not believe that this is consistent with the spirit of our withdrawal agreement. We have therefore decided to refile our resolution.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Wendy's shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Wendy's shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and would be happy to discuss it with you. I can be reached at (212) 217-1112 or kshapiro@domini.com.

Sincerely,

Karen Shapiro

Karen Shapiro
Shareholder Advocacy Associate

Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

SUSTAINABILITY REPORT

Whereas:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. The Dow Jones Sustainability Group defines corporate sustainability as "a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments."

Globally, approximately 1,600 companies produce reports on sustainability issues (Association of Chartered Certified Accountants, www.corporateregister.com), including our company's largest competitor, McDonald's. McDonald's states that reporting its social and environmental performance helps to maintain its customers' trust, and that "companies that lose the trust of their customers lose those customers' business forever." McDonald's describes this trust as one of their greatest competitive advantages.

A recent update to Wendy's website collects previously disparate information sources into one section entitled "Corporate Responsibility." In our view, this "report" falls far short of the report requested by this resolution, lacking substantive and quantitative measures of Wendy's social and environmental performance. The "environmental" section of the report consists of two sentences. . By comparison, McDonald's sustainability report describes its environmental initiatives including energy efficiency and conservation, waste reduction and recycling, and reports quantities of waste generated and electricity consumed at its restaurants.

Wendy's lists a commitment to stakeholders as a core value: "We serve all stakeholders and, through balancing our responsibilities to all, we maximize value to each of them." A sustainability report would allow shareholders to evaluate how our company is implementing this core value.

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2006.

Supporting Statement

The report should include Wendy's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability.

We recommend that Wendy's use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 500 companies, including McDonald's, use or consult the Guidelines for sustainability reporting.

EXHIBIT B

Communications between Wendy's International, Inc. and Domini Social Investments LLC

DATE	EVENT	DESCRIPTION
02/22/05	Letter	Lee McCorkle sends Domini Wendy's statement in opposition of Domini's proposal
02/01/05	E-mail	Adam Kanzer e-mails Lee McCorkle with Domini's terms for proposal withdrawal
03/01/05	E-mail, letter	Kimberly Gladman sends letter requesting modification of Wendy's statement in opposition of proposal
03/04/05	E-mail	Lee McCorkle sends message to Adam Kanzer with respect to Wendy's commitment to produce a sustainability report and reiterates Domini's terms for withdrawal
03/04/05	E-mail, Fax, letter	Domini agrees to withdraw proposal based on terms outlined in Lee McCorkle's e-mail via e-mail from Kimberly Gladman
09/07/05	Letter	Karen Shapiro sends letter to John Barker to express concerns regarding the sustainability report
09/19/05	E-mail	Dave Poplar shares link to prototype site with Karen Shapiro, communicates intent to go live Sept. 30; e-mail sets forth the items covered in the sustainability report that were agreed to; in addition to topics that we voluntarily included to bolster the sustainability report
09/19/05	E-mail	Karen Shapiro acknowledges receipt of link to prototype site; she states she will be out of the office for the remainder of the week, but will review the link upon her return to the office
10/10/05	E-mail	Dave Poplar sends link to live Corporate Responsibility Web site to Karen Shapiro and Adam Kanzer
11/30/05	Letter	Karen Shapiro submits new shareholder letter requesting a sustainability report
12/8/05	Fax and letter	Wendy's sends notice of defect letter to Domini regarding proposal for 2006 proxy statement
12/13/05	Fax and e-mail	Domini responds to notice of defect letter

Wendy's International, Inc.

Tim Hortons WENDY'S BAJA FRESH MEXICAN GRILL

Lee McCorkle
Executive Vice President
General Counsel
Secretary

P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, Ohio 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

February 22, 2005

Via Courier

Mr. Adam Kanzer
General Counsel and Director of Shareholder Advocacy
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012-3915

Dear Adam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, enclosed is a copy of your shareholder proposal and the Company's statement in opposition to the proposal as such will appear (unless a compromise can be reached) in the Company's proxy materials for its 2005 Annual Meeting of Shareholders. Due to matters discussed in the Company's February 16 press release, the Company intends to file and distribute its proxy materials no earlier than March 25.

We have appreciated the open dialogue between our organizations and are hopeful we can reach an agreement short of submitting your proposal to a vote of the Company's shareholders. We have sent the enclosed to comply with the technical requirements of Rule 14a-8 in the event we cannot reach an agreement.

If you have any questions, please communicate me at (614) 764-3210.

Sincerely,

Leon M. McCorkle, Jr.

LMM/jmf

Enclosure

#110892

SHAREHOLDER PROPOSALS

Set forth below are three shareholder proposals received by the Company for the Annual Meeting of Shareholders. As required by rules of the Securities and Exchange Commission, the text of the shareholder proposals and supporting statements appear as submitted to the Company by the shareholders. The Board of Directors and the Company accept no responsibility for the proposals and supporting statements. Some of the proposals contain assertions about the Company that it believes are incorrect. The Company has not attempted to refute all of these inaccuracies. However, the Board of Directors has recommended a vote against each of these proposals for the broader policy reasons set forth following each proposal.

SHAREHOLDER PROPOSAL NO. 2

Domini Social Investments LLC, 536 Broadway, 7th Floor, New York, New York 10012-3915, is the manager of a portfolio of mutual funds that includes the Domini Social Index Portfolio (the "Domini Index Portfolio"). The Domini Index Portfolio holds 32,100 common shares of the Company. Domini Social Investments LLC has notified the Company that it will propose the following resolution at the Annual Meeting of Shareholders:

SUSTAINABILITY REPORT

Whereas:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. It includes "encouraging long lasting social well being in communities where [companies] operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns." (Dow Jones Sustainability Group)

Globally, approximately 1,500 companies produce reports on sustainability issues (Association of Chartered Certified Accountants, www.corporate register.com), including our company's largest competitor, McDonald's. Ford Motor Company states, "sustainability issues are neither incidental nor avoidable–they are at the heart of our business." American Electric Power has stated, "management and the Board have a fiduciary duty to carefully assess and disclose to shareholders appropriate information on the company's environmental risk exposure."

Global expectations regarding sustainability reporting are changing rapidly. The European Commission recommends corporate sustainability reporting, and listed companies in Australia, South Africa and France must now provide investors with information on their social and environmental performance.

McDonald's states that reporting its social and environmental performance helps to maintain its customers' trust, and that "companies that lose the trust of their customers lose those customers' business forever." McDonald's describes this trust as one of their greatest competitive advantages.

Wendy's lists a commitment to stakeholders as a core value: "We serve all stakeholders and, through balancing our responsibilities to all, we maximize value to each of them." A sustainability report would allow shareholders to evaluate how our company is implementing this core value.

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2005.

Supporting Statement

The report should include Wendy's definition of sustainability, as well as a company-wide review of company policies and practices related to long-term social and environmental sustainability.

We recommend that Wendy's use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 500 companies, including McDonald's, use or consult the Guidelines for sustainability reporting.

Management's Response

The Board of Directors recommends a vote AGAINST this Shareholder Proposal.

As noted by the proponent, one of the Company's core values is a commitment to stakeholders. The Company has seven other core values that assist the Company in achieving its mission of delivering superior quality products and services for our customers and communities through leadership, innovation and partnerships. Those core values are quality, integrity, leadership, people focus, customer satisfaction, continuous improvement and community involvement. Each of the Company's restaurant brands is committed to being a good corporate citizen and promoting social, environmental, workplace and economic initiatives that address long-term sustainability issues. The Company has been, and will continue to be, committed to upholding and abiding by all laws and regulations that govern its operations, wherever located. The Company is equally committed to ensuring that its suppliers abide by all laws and regulations that govern their businesses, wherever they operate. Moreover, the Company will continue its commitment to treating all of its employees and franchisees with dignity, fairness and respect; protecting the health and safety of employees; protecting the environment; and enhancing the quality of life in the communities in which the Company operates.

Many of these policies and practices are clearly spelled out in a variety of publications and on the Company's corporate and brand websites. However, for the convenience of shareholders and stakeholder and to increase accessibility to this information, during 2005 the Company intends to compile this information in one location by preparing its first integrated report on certain aspects of the Company's "corporate responsibility" activities. The Company intends to make this report publicly available in the first half of 2006. Therefore, the Company does not believe that the sustainability report requested by the proponent, with the requirements and constraints it places on management, as well as the significant costs the Company would incur, is necessary.

Accordingly, **the Board of Directors recommends that the shareholders vote AGAINST this Shareholder Proposal.**

Vote Required

The affirmative vote of a majority of the common shares that are voted on this Shareholder Proposal is necessary to adopt this Shareholder Proposal. Broker non-votes will not be counted in determining the number of common shares necessary for approval. Unless otherwise indicated, the persons named in the proxy will vote all proxies against the preceding Shareholder Proposal.

"Adam Kanzer"
<akanzer@domini.com>
02/01/2005 11:37 AM

To <Lee_McCorkle@wendys.com>, <John_Barker@wendys.com>, <Dirk_gardner@wendys.com>, <Dana_Kline@wendys.com>
cc "Kimberly Gladman" <kgladman@domini.com>
bcc
Subject Domini Proposal

Dear Lee:

Thanks for the opportunity to speak with you and your colleagues yesterday afternoon. Both of us felt the call was productive, and helped to clarify a number of points that remained a bit unclear after our last meeting. We are writing now to describe the kind of commitment we would like to see from Wendy's in order to withdraw our shareholder proposal requesting a sustainability report.

As we discussed on the call, we feel that a report including *only* the content areas listed in the outline you presented to us when we met would be insufficient to justify withdrawal, as the information listed is already available on the company's website. You suggested on the call yesterday that presentation of this information in a new context would be more meaningful to investors, but we didn't discuss what that context would look like. We would therefore suggest that any report be preceded by some statement (preferably by your CEO) that places the information in context, explains what sustainability means to Wendy's, and identifies who your stakeholders are (your website references your stakeholders, but doesn't identify them).

We would request that Wendy's also include in its first year report at least some data on three additional subject areas not currently listed in the outline you shared with us: environmental practices, employee relations, and food safety. The specific data points to be included will be determined over the course of our dialogue. To be clear, at this stage we would merely be seeking a commitment that the final report would include sections covering these areas.

Environmental and employee relations issues figure prominently in sustainability reports from companies of all kinds, while food safety is of particular concern to the restaurant industry. Within each of these areas, companies with various levels of reporting experience have chosen to discuss certain topics and omit others. For example, one company might discuss the percentage of packaging it recycles but not its greenhouse gas emissions; describe its diversity initiatives but not its EEO-1 data; or explain its vegetable supplier safety standards without taking a position on GMO wheat. The key point is that companies should identify their most critical areas of impact, and focus on those first. All companies, moreover, are careful to avoid disclosure of proprietary and competitive information.

We feel confident that through discussion, it would be possible to find a place along this continuum of reporting at which Wendy's could provide some substantive information on these topics to stakeholders, without undue strain on your staff's resources.

In sum, then, we would like to see Wendy's commit to producing, within a year, a sustainability report including some information about environmental issues, employee relations, and food safety, as well as the topics included in the outline you shared with us (corporate governance, charitable giving and nutrition), with some sort of introduction placing the material in context. We would also like you to commit to discussing the report with us in at least three meetings during the course of its development.

In addition, we also request answers to our previous questions on antibiotic use and mad-cow disease. We posed these questions multiple times over the course of two years, and at one point were told we would receive a response. We understand that you are most likely not yet prepared to put this information into a public report, but a written answer to these questions would help establish the good faith commitment that we are looking for to enable us to withdraw our resolution.

In exchange for these commitments, we would be pleased to withdraw our shareholder proposal. We hope that this engagement will help to place Wendy's on a path towards more comprehensive social and environmental reporting, but of course we can't expect a firm commitment to this before you've begun to take these first steps.

In terms of confidentiality, we have engaged in numerous dialogues on a wide range of issues, and have always found a mutually acceptable way to handle confidential information. In some cases, we have signed confidentiality agreements. In other cases, we have simply agreed to keep any non-public information confidential unless the company tells us we can disclose it. We have an excellent track record keeping these commitments, and are confident we will be able to work out a mutually agreeable arrangement.

We agree with you that we can all accomplish far more through collaborative dialogue than through confrontation at the annual meeting. We hope that you will consider this proposal in that spirit.

We understand that you will be discussing our proposal internally at Wendy's in the next week or two. We look forward to speaking with you when you've had a chance to discuss these ideas internally.

Sincerely,

Adam and Kimberly

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
Domini Social Investments LLC

mailto:akanzer@domini.com, URL:http://www.domini.com
536 Broadway, 7th Floor, New York, NY 10012-3915
Direct: 212-217-1027, Main: 212-217-1100, Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

"Kimberly Gladman" <kgladman@domini.com>

03/01/2005 15:15

To <Lee_McCorkle@wendys.com>

cc "Adam Kanzer" <akanzer@domini.com>, <Joann_Fair@WENDYS.COM>

bcc

Subject Letter re: Statement in Opposition

Dear Lee,

The attached is on its way to you by mail as well.

Best wishes,

Kimberly

Kimberly Gladman, Ph.D.
Shareholder Advocacy Associate
Domini Social Investments LLC

mailto:kgladman@domini.com URL:http://www.domini.com
536 Broadway, 7th Floor, New York, NY 10012-3915
Direct: 212-217-1023, Main: 212-217-1100, Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

Letter to Wendy's re Statement in Opp 3-1-05.pdf

Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

March 1, 2005

Mr. Leon M. McCorkle, Jr.
Executive Vice President, General Counsel and Secretary
Wendy's International Inc.
P.O. Box 256
4288 West Dublin Granville Road
Dublin, OH 43017-0256

Re: Wendy's Statement in Opposition to Domini Proposal

Dear Lee:

We are in receipt of your letter of February 22, including the statement in opposition to our proposal.

We share your hope that we will be able to reach an agreement to withdraw our proposal, and look forward to receiving a response to our email of February 1 proposing withdrawal terms. Since that time, as you are also aware, we have emailed you and your colleagues a number of sustainability reporting statistics, in response to your inquiries. We hope that the information we have provided has been helpful to you, and we look forward to hearing from you shortly.

In the event that we are unable to reach a withdrawal agreement, we request that you modify one part of the text you plan to print in your proxy accompanying our shareholder proposal, as we believe it is in violation of SEC Rule 14a-9. The statement you sent us includes an introductory paragraph that contains the following three sentences:

> Some of the proposals contain assertions about the Company that it believes are incorrect. The Company has not attempted to refute all of these inaccuracies. However, the Board of Directors has recommended a vote against each of these proposals for the broader policy reasons set forth following each proposal.

We believe that this paragraph is false with regard to our proposal, and potentially misleading. This statement clearly conveys the impression that our proposal contains false statements. We trust that Wendy's does not, in fact, believe that our proposal contains any inaccuracies. You had a number of opportunities to challenge any inaccurate statements in your no-action request to the SEC, and over the course of our dialogue, and did not do so. We request that you remove these sentences from your statement in opposition, or move this paragraph to precede the specific proposal(s) to which it refers.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

Due to the tight timeframe here, we are cc'ing the SEC on this request. We certainly hope that we will be able to reach an amicable compromise on this language, and we continue to hope that we will be able to withdraw our proposal.

Best regards,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Kimberly Gladman
Shareholder Advocacy Associate

Cc: Heather Maples, Securities and Exchange Commission

Lee McCorkle/Corporate/Wendys
03/04/2005 01:09 PM

To "Adam Kanzer" <akanzer@domini.com>
cc Dana_Kline@wendys.com, Dirk_gardner@wendys.com, John_Barker@wendys.com, "Kimberly Gladman" <kgladman@domini.com>
bcc
Subject Re: Domini Proposal

Adam and Kimberly,

Thanks for your proposal (attached) and recent communications. Our senior management and Board understand your willingness to withdraw your proposal in exchange for our commitment to (a) produce a sustainability report within the next year to include at a minimum a CEO's introductory comment, the content areas outlined to you during our Boston meeting (corporate governance, ethics, giving back to our communities, consumer choice, commitment to franchisees) plus identification of stakeholders and some information on environmental practices, employee relations, and food safety; and, (b) meet with you at least three times during the preparation of the report.

We expect you'll find our discussions with you (including about BSE and antibiotic positions) more fruitful if under the umbrella of a confidentiality agreement, but we can function either way. Currently, we expect the report to be electronic.

Thanks again. If this is agreeable to you, it is to us; please let me know. As we discussed, specificity with respect to your intention to withdraw or not on these terms will be appreciated.

-- LMM

"Adam Kanzer"
<akanzer@domini.com>

02/01/2005 11:37

To: <Lee_McCorkle@wendys.com>, <John_Barker@wendys.com>, <Dirk_gardner@wendys.com>, <Dana_Kline@wendys.com>
cc: "Kimberly Gladman" <kgladman@domini.com>
Subject: Domini Proposal

Dear Lee:<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

Thanks for the opportunity to speak with you and your colleagues yesterday afternoon. Both of us felt the call was productive, and helped to clarify a number of points that remained a bit unclear after our last meeting. We are writing now to describe the kind of commitment we would like to see from Wendy's in order to withdraw our shareholder proposal requesting a sustainability report.

As we discussed on the call, we feel that a report including *only* the content areas listed in the outline you presented to us when we met would be insufficient to justify withdrawal, as the information listed is already available on the company's website. You suggested on the call yesterday that presentation of this information in a new context would be more meaningful to investors, but we didn't discuss what that context would look like. We would therefore suggest that any report be preceded by some statement (preferably by your CEO) that places the information in context, explains what sustainability means to Wendy's, and identifies who your stakeholders are (your website references your stakeholders, but doesn't identify them).

We would request that Wendy's also include in its first year report at least some data on three additional subject areas not currently listed in the outline you shared with us: environmental practices, employee relations, and food safety. The specific data points to be included will be determined over the course of our dialogue. To be clear, at this stage we would merely be seeking a commitment that the final report would include sections covering these areas.

Environmental and employee relations issues figure prominently in sustainability reports from companies of all kinds, while food safety is of particular concern to the restaurant industry. Within each of these areas, companies with various levels of reporting experience have chosen to discuss certain topics and omit others. For example, one company might discuss the percentage of packaging it recycles but not its greenhouse gas emissions; describe its diversity initiatives but not its EEO-1 data; or explain its vegetable supplier safety standards without taking a position on GMO wheat. The key point is that companies should identify their most critical areas of impact, and focus on those first. All companies, moreover, are careful to avoid disclosure of proprietary and competitive information.

We feel confident that through discussion, it would be possible to find a place along this continuum of reporting at which Wendy's could provide some substantive information on these topics to stakeholders, without undue strain on your staff's resources.

In sum, then, we would like to see Wendy's commit to producing, within a year, a sustainability report including some information about environmental issues, employee relations, and food safety, as well as the topics included in the outline you shared with us (corporate governance, charitable giving and nutrition), with some sort of introduction placing the material in context. We would also like you to commit to discussing the report with us in at least three meetings during the course of its development.

In addition, we also request answers to our previous questions on antibiotic use and mad-cow disease. We posed these questions multiple times over the course of two years, and at one point were told we would receive a response. We understand that you are most likely not yet prepared to put this information into a public report, but a written answer to these questions would help establish the good faith commitment that we are looking for to enable us to withdraw our resolution.

In exchange for these commitments, we would be pleased to withdraw our shareholder proposal. We hope that this engagement will help to place Wendy's on a path towards more comprehensive social and environmental reporting, but of course we can't expect a firm commitment to this before you've begun to take these first steps.

In terms of confidentiality, we have engaged in numerous dialogues on a wide range of issues, and have always found a mutually acceptable way to handle confidential information. In some cases, we have signed confidentiality agreements. In other cases, we have simply agreed to keep any non-public information confidential unless the company tells us we can disclose it. We have an excellent track record keeping these commitments, and are confident we will be able to work out a mutually agreeable arrangement.

We agree with you that we can all accomplish far more through collaborative dialogue than through confrontation at the annual meeting. We hope that you will consider this proposal in that spirit.

We understand that you will be discussing our proposal internally at Wendy's in the next week or two. We look forward to speaking with you when you've had a chance to discuss these ideas internally.

Sincerely,

Adam and Kimberly

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
Domini Social Investments LLC

mailto:akanzer@domini.com, URL:http://www.domini.com
536 Broadway, 7th Floor, New York, NY 10012-3915
Direct: 212-217-1027, Main: 212-217-1100, Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

"Kimberly Gladman"
<kgladman@domini.com>
03/04/2005 02:52 PM

To <Lee_McCorkle@wendys.com>
cc <Dana_Kline@wendys.com>, <John_Barker@wendys.com>, <Joann_Fair@WENDYS.COM>, "Adam Kanzer"
bcc
Subject Withdrawal of Shareholder Proposal

History: This message has been forwarded.

Dear Lee,

The attached has also been faxed and mailed to you. Adam and I are both very glad that we've been able to reach this agreement, and we look forward to working with you and your colleagues on the report.

Best regards to all,

Kimberly

Kimberly Gladman, Ph.D.
Shareholder Advocacy Associate
Domini Social Investments LLC

mailto:kgladman@domini.com URL:http://www.domini.com
536 Broadway, 7th Floor, New York, NY 10012-3915
Direct: 212-217-1023, Main: 212-217-1100, Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

Domini Withdrawal of Proposal.pdf

Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

March 4, 2005

Mr. Leon M. McCorkle, Jr.
Executive Vice President, General Counsel and Secretary
Wendy's International Inc.
P.O. Box 256
4288 West Dublin Granville Road
Dublin, OH 43017-0256

By Email, Fax, and First-Class Mail

Re: Withdrawal of Shareholder Proposal Requesting a Sustainability Report

Dear Lee:

We are in receipt of your email of today, stating Wendy's commitment to produce a sustainability report including content areas we have agreed upon, and to meet with us during the preparation of the report. In return for this commitment on Wendy's part, we are pleased to withdraw the shareholder proposal we had submitted for inclusion in the company's 2005 proxy statement.

We appreciate the productive dialogue that has brought us to this point, and we look forward to working with you in the year ahead.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Kimberly Gladman
Shareholder Advocacy Associate

Cc: Heather Maples, Securities and Exchange Commission

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

September 7, 2005

John D. Barker
Senior Vice President, Investor Relations and Financial Communications
Wendy's International, Inc.
One Dave Thomas Boulevard
Dublin, OH 43017

Sent via fax and email

Dear John:

It was a pleasure speaking with you and your colleagues recently about Wendy's progress in developing a sustainability report. We look forward to reviewing the report's contents as they become available.

Since our discussion I have reviewed the communications between Domini and Wendy's and benchmarked the sustainability report flow chart to Wendy's commitments that ultimately led to our withdrawal of the shareholder resolution. I am pleased to note the inclusion of several of our suggestions – e.g., a statement from the Chairman that will provide a context for the sustainability report, identification of the company's stakeholders, and initial information on labor relations.

However, I am disappointed by the lack of substantive information on other issues raised by Domini, including the issues described in our initial request for information: the use of antibiotics in Wendy's beef and poultry supply and Wendy's screening procedures for bovine spongiform encephalitis. In general, I find the proposed content addressing environmental and social issues to be quite thin. For example, in prior discussions, Domini suggested inclusion of information on the environmental impacts of facilities and packaging (e.g., recycled content of paper goods, energy use by facilities, environmental standards applied to your supply chain) and labor relations for *both* direct employees as well as in supply chains (e.g, slaughterhouse workers).

We realize that Wendy's plans to augment future sustainability reports with additional information. It would be helpful if you could provide us with your thoughts on the content of future reports. We would of course agree to keep these future plans confidential, and understand that these plans may change.

It is also important to consider the potential reputational risk that may result from Wendy's release of a sustainability report that does not encompass more of the environmental and social issues facing the company. A report that appears to dodge the hard issues will be criticized. We understand that Wendy's is just starting along the road to sustainability reporting, and does not

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

intend to produce a report comparable to the one McDonald's produced this past year. Brevity can be a positive attribute of a report, as long as the report covers the most important issues. One approach you might consider is to choose one key difficult social or environmental issue facing the company, and discuss that. The report should explain how you selected this issue, and that you intend to provide a broader report in the future.

I think that your stakeholders will appreciate this approach, but would be skeptical of a report that appears to avoid these issues. Such a report would also provide your stakeholders with comfort that the company has a process for identifying and addressing its most critical areas of impact (both positive and negative). Such a report, in our view, would represent a good faith effort to disclose your social and environmental performance, and would be more likely to generate positive critiques and encouragement.

I look forward to continuing our discussions at your earliest convenience. I can be reached at 212-217-1112 or kshapiro@domini.com.

Best regards,

Karen Shapiro

cc: David D. Poplar, Director of Investor Relations
Marsha L. Gordon, Investor and Shareholder Relations Specialist

David Poplar

09/19/2005 05:21 PM

To: kshapiro@domini.com
cc: akanzer@domini.com, lee_mccorkle@wendys.com, dana_klein@wendys.com, dirk_gardner@wendys.com, john_barker@wendys.com, marsha_gordon@wendys.com, Karren Martin-Huth/Treasury/Corporate/Wendys
Subject: Corporate Responsibility Report

September 19, 2005

Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments LLC
536 Broadway
New York, NY 10012
Via e-mail

Karen:

As we discussed in our recent conference call, we are continuing to move forward on our Corporate Responsibility Reporting initiative. We have prepared a prototype site that addresses the issues set forth in our initial agreement, as outlined in Lee McCorkle's March 4, 2005 e-mail to Adam Kanzer and Kimberly Gladman. These issues include the following:

- Introductory comments from our Chairman and CEO
- Identification of our stakeholders
- Employee relations
- Corporate governance
- Ethics
- Franchisee relations
- Consumer product choices
- Community relations
- Environmental practices
- Food safety

In addition to these previously agreed-upon topics, our first-ever Corporate Responsibility Report also addresses the following issues:

- Nutrition information for our three major brands
- The innovative Tim Hortons sustainable coffee partnership
- Wendy's animal welfare principles
- Diversity
- Safety
- Supplier relations
- Shareholder value-enhancing strategies

To review the prototype site we have developed, which is still under construction, please click on the link below:

http://www.wendys-invest.com/corpresp/index.php

To access the site, you will need to enter the following when prompted:

ID = iqtest
Password = rla

We expect that the site will go live by the end of the month. As we have mentioned, it will be a part of the Corporate / Investor site (www.wendys-invest.com).

Thank you for your assistance in preparing this report, and please feel free to contact either of us with any questions or comments.

John Barker
Senior Vice President
Investor Relations and Financial Communications
Communications

David D. Poplar
Director
Investor Relations and Financial

"Karen Shapiro" <kshapiro@domini.com>
09/19/2005 06:01 PM

To: <David_Poplar@wendys.com>
cc: "Adam Kanzer" <akanzer@domini.com>, <lee_mccorkle@wendys.com>, <dana_klein@wendys.com>, <dirk_gardner@wendys.com>, <john_barker@wendys.com>, <marsha_gordon@wendys.com>, <Karren_Martin-Huth@wendys.com>
Subject: RE: Corporate Responsibility Report

Dear David:

I will be out of the office for the remainder of the week, but I look forward to reviewing the prototype when I return.

Best wishes,

Karen

Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments LLC

mailto:kshapiro@domini.com URL:http://www.domini.com
536 Broadway, 7th Floor, New York, NY 10012-3915
Direct: 212-217-1112, Main: 212-217-1100, Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

From: David_Poplar@wendys.com [mailto:David_Poplar@wendys.com]
Sent: Monday, September 19, 2005 5:21 PM
To: Karen Shapiro
Cc: Adam Kanzer; lee_mccorkle@wendys.com; dana_klein@wendys.com; dirk_gardner@wendys.com; john_barker@wendys.com; marsha_gordon@wendys.com; Karren_Martin-Huth@wendys.com
Subject: Corporate Responsibility Report

September 19, 2005

Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments LLC
536 Broadway
New York, NY 10012
Via e-mail

Karen:

As we discussed in our recent conference call, we are continuing to move forward on our Corporate Responsibility Reporting initiative. We have prepared a prototype site that addresses the issues set forth in our initial agreement, as outlined in Lee McCorkle's March 4, 2005 e-mail to Adam Kanzer and Kimberly Gladman. These issues include the following:

- Introductory comments from our Chairman and CEO
- Identification of our stakeholders
- Employee relations
- Corporate governance
- Ethics
- Franchisee relations
- Consumer product choices
- Community relations
- Environmental practices
- Food safety

In addition to these previously agreed-upon topics, our first-ever Corporate Responsibility Report also addresses the following issues:

- Nutrition information for our three major brands
- The innovative Tim Hortons sustainable coffee partnership
- Wendy's animal welfare principles
- Diversity
- Safety
- Supplier relations
- Shareholder value-enhancing strategies

To review the prototype site we have developed, which is still under construction, please click on the link below:

http://www.wendys-invest.com/corpresp/index.php

To access the site, you will need to enter the following when prompted:

ID = iqtest
Password = rla

We expect that the site will go live by the end of the month. As we have mentioned, it will be a part of the Corporate / Investor site (www.wendys-invest.com).

Thank you for your assistance in preparing this report, and please feel free to contact either of us with any questions or comments.

John Barker
Senior Vice President
Investor Relations and Financial Communications

David D. Poplar
Director
Investor Relations and Financial Communications

David Poplar

10/10/2005 04:41 PM

To: kshapiro@domini.com
cc: akanzer@domini.com, lee_mccorkle@wendys.com, dana_klein@wendys.com, dirk_gardner@wendys.com, john_barker@wendys.com, marsha_gordon@wendys.com, penny_layish@wendys.com, Karren Martin-Huth/Treasury/Corporate/Wendys
Subject: Corporate Responsibility Report launch

October 10, 2005

Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments LLC
536 Broadway
New York, NY 10012
Via e-mail

Karen:

We are happy to inform you that we have gone live with our online Corporate Responsibility Report.

As promised in our last correspondence, the report addresses all the issues that we have previously discussed with you, Adam and Kimberly:

- Introductory comments from our Chairman and CEO
- Identification of our stakeholders
- Employee relations
- Corporate governance
- Ethics
- Franchisee relations
- Consumer product choices
- Community relations
- Environmental practices
- Food safety

The report also addresses such issues as nutrition information for our three major brands, the Tim Hortons sustainable coffee partnership, Wendy's animal welfare principles, diversity, safety, supplier relations and shareholder value-enhancing strategies.

To review the report, please click the Corporate Responsibility tab on our Investor Relations home page at:

http://www.wendys-invest.com

Thank you for your support of this project, and please feel free to contact either of us with any further input.

John Barker
Senior Vice President
Investor Relations and Financial Communications
Communications

David D. Poplar
Director
Investor Relations and Financial

Domini
SOCIAL INVESTMENTS®

RECEIVED
DEC 0 1 2005
LEGAL DEPARTMENT

The Way You Invest Matters®

November 30, 2005

Mr. Leon M. McCorkle, Jr.
Executive Vice President, General Counsel and Secretary
Wendy's International Inc.
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio 43017-0256

Re: Shareholder Proposal Requesting a Sustainability Report

Dear Mr. McCorkle:

I am writing to you on behalf of Domini Social Investments, to submit the attached shareholder resolution requesting a sustainability report.

As you know, we filed a similar proposal last year, which we subsequently withdrew when Wendy's committed to working with Domini on developing a sustainability report. However, the sustainability information provided on Wendy's web site falls far short of the depth and breadth we suggested to Wendy's during our withdrawal discussions. In a letter to John Barker dated September 7, 2005, we voiced these opinions, based upon a preview of the report's content. We received no response to our letter, and were further disappointed to see that our comments were not reflected in the final posting on Wendy's web site.

As you will also recall, the outline Wendy's shared with our team prior to withdrawal was presented as a conversation starter. We were clear at the time that the report described by your outline did not constitute a sustainability report, and would not justify withdrawal of the resolution. Unfortunately, you have decided to move forward with a report based on that original outline. We do not believe that this is consistent with the spirit of our withdrawal agreement. We have therefore decided to refile our resolution.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Wendy's shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Wendy's shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and would be happy to discuss it with you. I can be reached at (212) 217-1112 or kshapiro@domini.com.

Sincerely,

Karen Shapiro

Karen Shapiro
Shareholder Advocacy Associate

Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

SUSTAINABILITY REPORT

Whereas:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. The Dow Jones Sustainability Group defines corporate sustainability as "a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments."

Globally, approximately 1,600 companies produce reports on sustainability issues (Association of Chartered Certified Accountants, www.corporateregister.com), including our company's largest competitor, McDonald's. McDonald's states that reporting its social and environmental performance helps to maintain its customers' trust, and that "companies that lose the trust of their customers lose those customers' business forever." McDonald's describes this trust as one of their greatest competitive advantages.

A recent update to Wendy's website collects previously disparate information sources into one section entitled "Corporate Responsibility." In our view, this "report" falls far short of the report requested by this resolution, lacking substantive and quantitative measures of Wendy's social and environmental performance. The "environmental" section of the report consists of two sentences.. By comparison, McDonald's sustainability report describes its environmental initiatives including energy efficiency and conservation, waste reduction and recycling, and reports quantities of waste generated and electricity consumed at its restaurants.

Wendy's lists a commitment to stakeholders as a core value: "We serve all stakeholders and, through balancing our responsibilities to all, we maximize value to each of them." A sustainability report would allow shareholders to evaluate how our company is implementing this core value.

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2006.

Supporting Statement

The report should include Wendy's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability.

We recommend that Wendy's use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 500 companies, including McDonald's, use or consult the Guidelines for sustainability reporting.

Wendy's International, Inc.

Tim Hortons WENDY'S BAJA FRESH MEXICAN GRILL

Lee McCorkle
Executive Vice President
General Counsel
Secretary

P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, Ohio 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

December 8, 2005

Facsimile and Federal Express

Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments
536 Broadway, 7th Fl
New York, NY 10012-3915

Dear Ms. Shapiro:

I am in receipt of your letter and shareholder proposal dated November 30, 2005 requesting Wendy's issue a corporate sustainability report. Your letter, which I received on December 1, 2005 indicates that Domini Social Investments holds more than $2000 in value of Wendy's International, Inc. common stock.

As you may be aware, Securities and Exchange Commission ("SEC") Rule 14a-8 specifies certain eligibility and procedural criteria that must be met before a proposal can be properly submitted, including continuously holding at least $2,000 in market value of the issuer's shares for at least one year prior to the date the proposal is submitted. I have enclosed a copy of Rule 14a-8 for your convenience. Rule 14a-8(b) sets forth the manner in which a shareholder must substantiate its ownership, including submitting a written statement from the record holder verifying that, at the time the shareholder submitted the proposal, the shareholder continuously owned the securities for a period of at least one year. Please provide us with verification that as of November 30, 2005 you owned the requisite shares continuously for at least one year. Unless this eligibility and procedural defect is cured, we intend to exclude the proposal from our 2006 proxy statement and to submit a no-action request letter to the SEC in accordance with Rule 14a-8(j). We may also assert substantive arguments to the SEC. If you believe that you meet the eligibility and procedural criteria as described above you must postmark your written response, or transmit it electronically, together with proof of ownership sufficient to satisfy the eligibility requirements of Rule 14a-8(b) to me by no later than 14 calendar days from the date you receive this letter.

Thank you for your interest in Wendy's International, Inc.

Sincerely,

Leon M. McCorkle, Jr.

Enclosure

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters

December 13, 2005

Mr. Leon M. McCorkle, Jr.
Executive Vice President, General Counsel and Secretary
Wendy's International Inc.
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio 43017-0256

VIA FACSIMILE AND EMAIL

Re: Shareholder Proposal Requesting a Sustainability Report

Dear Mr. McCorkle:

As you are aware, Domini Social Investments has filed a shareholder resolution asking Wendy's to issue a sustainability report. Enclosed please find a letter from Investors Bank and Trust, custodian of our portfolio, verifying our ownership of the requisite number of shares to file a shareholder proposal.

Sincerely,

Karen Shapiro
Shareholder Advocacy Associate
Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757
Email: info@domini.com, URL: www.domini.com DSIL Investment Services LLC, Distributor

INVESTORS

BANK & TRUST COMPANY

December 6, 2005

Mr. Adam Kanzer
General Counsel & Director of Shareholder Advocacy
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012-3915

Re: Domini Social Index Portfolio

To Whom It May Concern:

This is to confirm that Investors Bank & Trust Company, as custodian for the Domini Social Index Portfolio, is holding the following security in account 2212 at the Depository Trust Company. This holding is reflective of November 30th, 2005.

Security	Number of Shares	Shares held Greater Than 1 Year
Wendy's	30,100	30,100

If you have any questions or need additional information, please contact me at (617) 937-8285.

Sincerely,

Christopher Meredith
Account Supervisor

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters℠

February 13, 2006

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

BY FAX AND FEDERAL EXPRESS

Re: Domini Proposal to Wendy's International, Inc. Requesting a Sustainability Report

Dear Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments LLC ("the Proponent") in response to a letter by Leon M. McCorkle, Jr., Executive Vice President, General Counsel and Secretary for Wendy's International, Inc. ("the Company") dated December 22, 2005, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal from the Company's proxy materials ("the Proposal", attached as Exhibit A). In its letter ("the no-action request," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3).

We disagree with the Company's arguments, and respectfully request that the Company's request for no-action relief be denied.

I. Summary

The Proposal requests that "the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2006." (Exhibit A, resolved clause). The Supporting Statement states that "the report should include Wendy's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability." The Proposal is based on the proposal submitted to Johnson Controls, Inc. that sustained a 14a-8(i)(10) challenge, despite the production of a fairly comprehensive environmental health and safety report by the company. *Johnson Controls, Inc.* (November 14, 2002).[1]

[1] The Johnson Controls proposal requested: a "report dealing with the social and environmental issues related to sustainability." Its supporting statement stated that "We believe the report should include: 1. The company's operating definition of sustainability; 2. A review of current company policies and practices related to social, environmental and economic sustainability.; 3. A summary of long-term plans to integrate sustainability objectives throughout company operations." By contrast, the Proposal requests "a sustainability report" and states that such report "should include Wendy's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability."

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757
Email: *info@domini.com*, URL: *www.domini.com* DSIL Investment Services LLC, Distributor

The Company argues that its recently published Corporate Responsibility Report (available at http://www.wendys-invest.com/corpresp/index.php) ("the Report") renders the proposal moot. As discussed below, the Report does not satisfy the Proposal's request for a "company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability." The Report is not "company-wide", provides little information on "practices" and no "indicators" that would allow shareholders to assess how the Company is measuring its progress toward long-term sustainability. The Report is far less substantial than the report produced by Johnson Controls in 2002. Johnson Controls was denied its request for no-action relief in accordance with Rule 14a-8(i)(10). Because the Proposal is based on the proposal filed with Johnson Controls, and the Company's report is not as substantial as that company's report, it is Proponent's view that the Johnson Controls decision is controlling, and the Company's argument must be denied. *Johnson Controls, Inc.* (November 14, 2002).

The other precedents cited by the Company concern a sustainability reporting proposal filed by the New York City Comptroller's office. The NYC proposal is materially different from the NYC proposal, providing no guidance to the company on the production of the report. These decisions are therefore distinguishable from the present case. In addition, the reports produced by Albertson's, Lowe's, and ConAgra are superior to the Wendy's Report.

The Company also argues that, when judged against the history of Proponent's engagement with the Company over the past year, the Proposal is vague and indefinite because shareholders will conclude that it requests a report prepared based on the Global Reporting Initiative's guidelines ("GRI"). The Company raised a virtually identical argument last year, and Staff declined to agree. *Wendy's International, Inc.* (February 10, 2005).

II. Background

As the Company notes in its no-action request, Proponent filed a virtually identical proposal with the Company last year. This proposal survived challenge under Rules 14a-8(i)(3) and 14a-8(i)(7). *Wendy's International, Inc.* (February 10, 2005). The words "and indicators" were added to the supporting statement, but the resolved clause is identical. In all material respects, it is the same proposal, except that it now requests a report containing "indicators" used to measure long-term sustainability performance. (Note that the Company refers to this as a "similar" proposal (No-action request at 2).[2]

The Company begins with a recitation of its view of the past year's interactions between the Company and Proponent. The Company suggests that we made an agreement to withdraw the Proposal, and then failed to uphold our responsibilities delineated by the agreement. The Company characterizes its actions as merely proceeding upon an agreed upon course.

Although it is largely irrelevant for purposes of considering the Company's no-action request, we believe it is important to briefly correct the record. The Company's narrative is not accurate, and fails to note several important communications.

[2] The following other changes were made to the Proposal: The quote from the Dow Jones Sustainability Group in the second whereas clause was replaced with a more current quote. The references to Ford Motor Co and American Electric Power were removed from the third whereas clause, and replaced by the text from the original fifth whereas clause. The original fourth whereas clause regarding global expectations of sustainability reporting was replaced with a clause describing Wendy's current report.

A. Last Year's Proposal and Withdrawal

Our attempts to engage the Company on its social and environmental performance began in July 2003 with a series of letters requesting information about the Company's policies and practices regarding antibiotic use for its food supply. Between July 2003 and September 2004, Proponent sent the Company four letters and made one phone call, reiterating our initial request, and expanding the request to include information on the Company's screening procedures and policies regarding bovine spongiform encephalitis (BSE, or "mad cow disease"), and sustainability reporting generally. The only response we received was a brief note from Mr. McCorkle in response to our second letter, that the subject matter of our letter was not "novel" to the Company and that, "We hope to have additional communication to you within the next day to ten days." We chose to file a proposal seeking a sustainability report when – after more than a year of trying – we were unable to obtain any answers to any of our questions. The filing of the proposal led to our first actual interactions with the Company. To date, the Company has still not disclosed any information regarding antibiotics use or screening for BSE.

On January 12, 2005, Proponent and a representative of Ceres met with Company officials, including Mr. McCorkle, to discuss last year's proposal, and the Company's social and environmental performance. At the meeting, Proponent shared with the Company a stack of corporate sustainability reports that we believed would be helpful as the Company worked to develop its own report. At the end of the meeting, the Company presented an outline of a proposed sustainability report. The Company explained that production of a report based on this outline would not require the production of any new information – virtually all information covered by the outline was currently available on the Company's website. The topics in the outline were corporate governance, community involvement, obesity and products (consumer choices and nutritional information) (the obesity section, from the scant details in the outline, appeared to repeat the information that would have been provided in the "products" section). The Company offered to re-arrange this information under a new heading to make it more easily accessible, and viewed this is a reasonable first step towards sustainability reporting.

In subsequent letters and emails, Proponent explained that the Company's outline clearly did not satisfy our request for a sustainability report. The Company explained that the outline was simply a conversation starter. Following Staff's denial of the Company's no-action request, an agreement was reached to withdraw the proposal.

Proponent contacted the Company in June 2005 to receive an update on progress. After an exchange of emails, the Company sent an email on August 10, 2005, including a draft outline of the proposed report. This email was omitted from the Company's description of all "pertinent" events in its no-action letter. The outline was virtually identical to the outline presented at the January 2005 meeting.[3] The email was followed by a conference call (also omitted from the Company's chronology), during which Proponent shared our concerns and feedback on the outline. This meeting was followed by our letter of September 7, 2005, reiterating our concerns and feedback. We received no response to this letter.

---

3 The main differences are the inclusion of the chairman's letter, the identification, by name, of the Company's stakeholder groups (customers, employees, franchisees shareholders, and suppliers), and some brief information for each. Lastly, financial information is referenced from the Company's investor relations website.

The Company's assertion that we engaged in "frequent"conversations during the third quarter (No-action request at 2), is simply false. Our substantive engagement in the third quarter amounted to one phone call, an unanswered letter, and a handful of emails.

B. Publication of the Report, and the decision to re-file

We received the Company's email of September 19, 2005, with a link to the complete, soon to be posted report, and another email dated October 10, 2005 announcing availability of the report. When we noted that both versions of the report were identical to the previous outline, and did not reflect any of our verbal and written feedback, we made the decision to file the Proposal. In our view, the Company had demonstrated that it was not willing to engage in a real dialogue, and was not committed to producing a sustainability report. Proponent is baffled by the Company's claim that it had received insufficient feedback on its report. Of course, the Company does not explain our rejection of its original report outline prior to withdrawal of the first proposal, does not mention the conference call to discuss the August 2005 outline, and does not mention that it failed to respond to our letter of September 7, 2005 describing the report's deficiencies.

C. Changes to the Report after the Proposal was filed

Two important changes were made to the Report after the Proposal was filed – the expansion of the environmental section, and the addition of a "sustainability" section.[4] The Proposal notes, in its fourth whereas clause, that the environmental section of the Company's report "consists of two sentences." At the time the Proposal was filed, this was true, and we note that the Company has not challenged this sentence under Rule 14a-9. After receiving the Proposal, the Company expanded its report. Mr. McCorkle refers to this in the no-action request as an "update," implying that it was simply consistent with the Company's commitment to update the report as necessary. This was not an update. This was an attempt to produce what the Company deemed to be the bare minimum necessary to defeat the Proposal. The Company's decision to include this additional information – information that surely could have been included in the initial version of the Report – merely underscores why Proponent felt it necessary to re-file the Proposal.

The second important change to the Report was the addition of a "Sustainability" section, including a definition of "sustainability" and a link to a page describing the Tim Horton's Sustainable Coffee Partnership, which was previously placed in the "Stakeholders" section.

As discussed below, these late additions do not satisfy the Proposal's requests. Rather, they provide clear evidence that the Company did not perform the "company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability" as requested by the Proposal.

III. The Proposal has not been substantially implemented

The Proposal asks the Company to provide its own definition of "sustainability" and then to perform a "company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability."(Exhibit A, Supporting Statement) ("the Review"). The Proposal contemplates that the Company will complete a process. The process begins with a definition of

[4] A financial section was also added, which pulls information from another area of the Company's website.

sustainability, which should provide guidance for the Review. The intent of the Proposal is to encourage the Company to produce a report that describes the Company's understanding of sustainability, and how it has integrated this concept into its long-term thinking.

The Report provides no evidence that such a review was conducted (and ample evidence that it was not, as discussed below). The Report does not contain any information about "indicators" used by the Company to measure long-term sustainability, or short-term progress. Very little information is provided regarding the Company's "practices" as requested by the Review. Rather, the Report is a collection of previously disclosed (and often vague) policies, and additional anecdotal information, without any connecting thread. Where a proposal requests a report on "implementation" of policies, a mere statement of policy is insufficient to render the proposal moot. Substantial portions of the Wendy's report consist solely of vague statements of policy. See, e.g., *Kohl's* (March 31, 2000)(Proposal requesting a report on the company's vendor standards and compliance mechanisms sustained challenge despite company's arguments that it had extensive policies in place to monitor compliance with its code of conduct, and its representation that it regularly responded to relevant inquiries. Proponent argued that assurances of "paper guidelines" are insufficient when the proposal addressed the question of implementation).

The Company has repeatedly demonstrated that it will not provide any information unless it is under threat of a shareholder proposal. Unlike other companies that have prevailed in their 14a-8(i)(10) challenges to social-issue reporting proposals, the company cannot credibly claim that it generally makes this information available to shareholders. More importantly, the information the Company has disclosed is extremely thin, demonstrating that the Company has not made a sincere effort to address the Proposal's request. This behavior is wholly inconsistent with the spirit of 14a-8(i)(10), which requires that the Company substantially address the core concerns raised by the Proposal. See, e.g., *The Dow Chemical Company* (February 23, 2005)(Proposal seeking report relating to toxic substances not substantially implemented by a public report that fails to address core concerns raised by the Proposal, and where several statements were materially misleading)

Staff has rejected numerous challenges under Rule 14a-8(i)(10) where a proposal requested that the company complete a particular process or report (such as a feasibility study) and the company failed to provide evidence that it had followed the process as delineated by the proposal. (Relevant precedents cited below at Section B(iv)).

A. The Company's request is inconsistent with the Johnson Controls decision

As noted above, the Proposal is based on the proposal considered in *Johnson Controls, Inc.* (November 14, 2002) (See fn.1, above, for a comparison of the two proposals).

In *Johnson Controls, Inc.* (November 14, 2002), Staff rejected a request for omission based on 14a-8(i)(10) where the Company had produced an "Environmental, Health & Safety Report which directly addresses environmental policies and practices, (ii) the implementation of extensive internal as well as external monitoring programs in all areas of the Company's business, (iii) the publication of information on its website with respect to its involvement in various social programs, (iv) publication of various financial data in quarterly and annual reports filed with the Commission and management's discussion in these reports of various economic factors affecting the Company's business and (v) its willingness to discuss the matters set forth in the Proposal with shareholders and other interested parties, as well as its routine correspondence with such parties with respect to such matters." *Johnson Controls*, 2002 SEC No-Act. LEXIS 90, 31. Staff should take note that in the Company's no-action letter, the Company noted

Johnson Controls' publication of "*certain* reports, implementation of monitoring programs and its willingness to discuss matters set forth in the proposal." (No-action request at 4, emphasis added). Proponents have obtained and reviewed Johnson Controls' 1992 environmental report, and it is not surprising that the Company is so careful not to draw Staff's attention to it.[5]

The Johnson Controls environmental, health and safety report included data on the company's lost-time case rate vs. the industry average, and its recordable case rate vs. industry average, for five years each. The report provided details on the company's internal environmental systems, environmentally friendly products, industry partnerships, reductions in energy consumption and specific data on toxic emissions. A section called "key measurements" included such indicators as compliance with environmental regulations (including a chart that detailed "Notices of Noncompliance, Notices of Violation, and fines issued for violations of environmental regulations"), remediation costs, and safety audits.

The company's reporting was not limited to environmental issues, however. A lengthy section devoted to diversity reported that

> "Forty-two percent of our management and professional groups in Milwaukee are women. Our goal is that 50 percent of each year's new recruits be women and minorities. In 2000, we purchased more than $465 million in goods and services from minority-owned firms."

The company also disclosed information on how its diversity efforts were governed. With respect to its suppliers, the company reported:

> "The company has continuously increased dollars spent with diversity suppliers, from $2 million in 1993, to more than $505 million in fiscal year 2001. Currently, Johnson Controls has more than 1,100 diversity suppliers representing more than 50 product and services categories. The company's diversity business initiative is directed by senior management and is integrated with the corporate strategy."

(http://web.archive.org/web/20021001154016/216.87.14.147/overview.htm)

The Wendy's Report does not have any comparable data, and does not reference supplier diversity at all. None of the data it reports in any area is reported over time, and no information is provided to understand how any of its social or environmental policies are governed. The closest the Wendy's Report comes to discussing diversity at all is to reproduce its non-discrimination policy.

The Johnson Controls report was not the height of sustainability reporting, but it did provide the reader with a basic understanding of the company's approach to certain key sustainability issues, including how it measured its progress. By contrast, the Company's environmental section consists of a group of anecdotal statements, with very little data, and no connecting thread. By any measure, Johnson Controls' coverage of diversity, environmental, health and safety issues was far superior to the Wendy's Report.

Staff refused to grant Johnson Controls' request for omission under Rule 14a-8(i)(10). Although it is true, as noted by the Company, that Johnson Controls failed to produce a definition of sustainability, as requested by the proposal, the reporting it did provide on environmental, health and safety and diversity

---

[5] http://web.archive.org/web/20020803192138/www.johnsoncontrols.com/sitemap.htm

issues was miles ahead of what the Company has produced. As deficient as it is, the environmental section of the Company's Report is the section with the most data. With the exception of the nutrition section, and at the risk of overlooking one or two sentences somewhere in the Report, Proponent would say that it is the *only* section that contains any data at all. In Proponent's view, if Staff should choose to grant the Company's request, it would be tantamount to a reversal of *Johnson Controls*. The other precedents relied upon by the Company – Albertson's, Inc. (March 23, 2005), *Lowe's Companies, Inc.* (March 21, 2005) and *ConAgra Foods, Inc.* (May 20, 2005) – concerned a materially different sustainability report proposal and are clearly distinguishable (See Section C, below).

B. The Company has not performed "the Review" requested by the Proposal

At the outset, it is important to recall the Company's representation to Proponents in January 2005 that the information that it had intended to report based on its original outline was already available on its website. A review of the current report against an archived copy of the Company's website confirms that most of the information provided in the Report was available on the Company's website more than a year ago.[6] This provides clear evidence that the Company did not perform the Review requested by the Proposal. Rather, the Company simply pulled together information that appeared related to sustainability, and presented it under the heading of "corporate responsibility."

The Company's Report provides two additional clear pieces of evidence that the Company has not conducted the Review requested by the Proposal. First, the Report provides a description of the process the Company followed to produce the report. This brief statement reads as follows:

"Wendy's Corporate Responsibility Report Process

- In developing the Company's Corporate Responsibility Report, Management consulted with several external constituents regarding the key components of effective corporate responsibility reporting.[7]
- **Management then conducted internal research and collaborated with our Board of Directors, along with our Human Resources, Investor Relations, Legal, Brand Marketing, Public Relations, Government Relations and Quality Assurance departments to verify or update information as appropriate.**
- Management also conducted extensive benchmarking studies of corporations that have received recognition for their exemplary corporate responsibility reporting processes.[8]
- Once the Corporate Responsibility Report content and design had been developed, a special link was created on the Company's website to allow ease of access by all stakeholders.

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[6] An online archive of the Wendy's website dating back to 1996 may be reviewed using the "Wayback Machine" at www.archive.org. The January 2005 version of the website is available at http://web.archive.org/web/20050218015440/wendys.com/w-1-0.shtml.

[7] Despite the Company's claim that they engaged in "frequent" conversations with us during the third quarter, Proponent is unaware of any "external constituents" contacted by the Company in the preparation of its report. As noted above, a representative of Ceres attended our sole face to face meeting with the Company in January 2005.

[8] As noted above, Proponents handed Company representatives a stack of reports we believed would be useful in our meeting on January 12, 2005. The Company's Report provides no evidence whatsoever of any "benchmarking" analysis. Based on our understanding of corporate sustainability reporting, the Company's Report would fall far short in any sincere "benchmarking" effort.

- The Board and management are committed to monitoring and evolving our corporate responsibility reporting efforts on an ongoing basis and communicating these efforts to all stakeholders."

(The Report, http://www.wendys-invest.com/corpresp/index.php, click "process" in next to the last paragraph of the CEO's letter) (emphasis added)

Only the bold statement above mentions any sort of internal analysis or review, and this review was merely to "verify or update" information. The Company implicitly concedes in this statement that no "company-wide review of company policies, practices, and indicators related to long-term social and environmental sustainability" was performed, as requested by the Proposal, and the Report does not provide any evidence that such a review occurred.

The second piece of evidence of the absence of the Review concerns the additions to the Report after the Proposal was filed. Three sections were added to the report after the Proposal was filed: the environmental section (this section grew from two sentences to its current state), financial performance (linking to information from a different section of the Wendy's investor information website) and the sustainability section. The sustainability section of the report consists of the company's definition of sustainability, and one page describing the Tim Horton's Sustainable Coffee Partnership.[9]

It is notable that the Company published its definition of sustainability *after* the initial version of the Report was published. The Proposal, as described above, contemplates that the report would be based on this definition. This is strong evidence that the Report was not produced in accordance with the Proposal. The late publication of the environmental section also confirms that the "company-wide review" was not performed. Rather, the Company appears to have thrown together information without providing any sort of analysis of how it measures its performance in the long-term (or short-term, for that matter).

The fact that the Report includes a separate section on sustainability also betrays a lack of understanding of the term, and of the nature of a sustainability report. The entire report should be informed by the Company's conception of sustainability – not just one stand-alone section. The contents of the remainder of the Report attest to the fact that this definition was an after-thought – not the core of the Report, as anticipated by the Proposal. The Report as a whole provides very little information to allow a reader to understand how the Company is implementing its own definition of sustainability.

The Company argues that the Report addresses the Review, "including disclosure of the Tim Horton's sustainable coffee partnership program" (No-action request at 5). The Company then goes on to describe the program, but fails to identify a single "indicator" of long-term performance. The Company also states that its report "addresses certain environmental policies, practices and indicators related to sustainability" and quotes extensively from its newly expanded environmental section as evidence. *Id.* Proponents have been unable to uncover any such indicators in any section of the Report.

Even a report that contains an "indicator" here and there, or mentions "sustainability" in a few places (and, it is interesting to note that the Report makes very little mention of "sustainability"), cannot be said

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[9] The Tim Horton's program description was moved from the "suppliers" section, presumably because its title includes the word "sustainable" and the Company felt that it needed to demonstrate some explicit mention of sustainability in order to fully implement the Proposal.

to be a report on the results of the Review. The Review describes the over-arching structure of the requested report.

Because the Tim Horton's Sustainable Coffee Partnership and the Report's environmental section have been highlighted by the Company as evidence of the Review, these two sections are analyzed below. The remainder of the Report consists of extremely brief sections (generally two to three paragraphs each) with little to no data, no information on current practices, and in some places, no discussion at all of social or environmental issues (the corporate governance and financial sections, for example). These sections are briefly reviewed as well.

i. The description of the Tim Horton's program

The description of the Tim Horton's Sustainable Coffee Partnership fails to satisfy the Proposal's request for at least three reasons: the description is too narrow in scope to satisfy the Proposal's request for a "company-wide review"; the description provides no information on Tim Horton's actual coffee purchasing practices; and the description provides no "indicators" of how it measures its long-term sustainability performance.

The Company consists of three brand divisions, with Wendy's representing $2.4 billion in annual revenues, and Tim Horton's representing $996 million. The remaining entity, Baja Fresh, represents $176 million.[10] A "company-wide" review should include all three divisions and, arguably, information on Café Express, in which the Company holds a 70% interest. Overall, the Report's scope is inconsistent. Some sections provide information for Wendy's, exclusively. Others cover both Wendy's and Tim Horton's. Only nutritional information is provided for Baja Fresh, and no information is provided for Café Express. The scope of much of the report is simply unclear. "Substantial implementation" of a request for a company-wide review should at least constitute a review of the majority of the Company's revenue generating entities.

The coffee program only applies to Tim Horton's. There is no discussion of either Tim Horton's or any of the remaining divisions' coffee purchases or practices, including Wendy's, despite the fact that Tim Horton's has identified coffee purchasing as a sustainability issue.

In addition, the content of the page fails to identify a single "indicator" the Company uses to measure long-term sustainability, or even short-term success. Proponents would have expected to see at least two types of indicators described: indicators to measure the project's success, and indicators to measure the effectiveness of the Company's coffee purchasing practices (whatever they may be – they are not mentioned anywhere in the Report) in addressing the needs of coffee farmers. Neither set of indicators is provided.

Very little information is provided to understand the nature of this program. It is noted that "Coffee farmers are considered to be partners who need to be empowered to ensure the availability of high-quality coffee in the long term. Strengthening the position of coffee producers and their families is essential to

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[10] 2004 Summary Annual Report to Shareholders. The Company has a 70% interest in Café Express and a 29% interest in Pasta Pomodoro. All five brands are presented prominently under the banner of Wendy's International on the investor section of the Company's website, www.wendys-invest.com.

reinforce good business relations as well as to promote the livelihood of coffee farmers and their communities."(http://www.wendys-invest.com/corpresp/coffeepartner.php) The Report, however, does not disclose whether the coffee farmers that participate in the program are even suppliers to Tim Horton's, or whether the Company purchases coffee from the countries where they are based. As presented, it is impossible to evaluate whether this program has any link to the Company's coffee purchasing.

It is also worth noting that for a program that discusses the sustainability of coffee growers, no mention is made of the Fair Trade certification system, the best known and most effective program dedicated to lifting coffee farmers out of poverty. This omission suggests that the Company has not thoroughly evaluated the issue (See, *Wendy's International, Inc.* (February 8, 2005) (proposal requesting a report on the feasibility of Wendy's requiring its chicken suppliers to phase in controlled-atmosphere killing within a reasonable timeframe not rendered moot where, *inter alia*, proponent argued that the Company's statements about controlled atmosphere killing revealed insufficient and incorrect information about the process, which *demonstrated that the company could not have implemented the proposal, since it requested an up-to-date and accurate report*)).

For the reasons noted above, the description of the program cannot be said to satisfy the Proposal's request for a review of policies, practices and indicators relating to long-term sustainability. It is a description of a specific project to address the needs of coffee farmers. However laudable this program may be – and insufficient information is provided to evaluate whether it is in fact laudable – it cannot be said to constitute the Review, as it contains no information on policies or practices, no indicators to demonstrate how progress is measured, and it is narrowly limited to Tim Horton's.

ii. The Environmental section of the Report

As noted above, the environmental section of the Company's Report was expanded from two sentences after the Proposal was filed. The resulting section, however, still fails to satisfy the Proposal's request for a sustainability report. The environmental material was thrown in at the last minute (sometime between November 30 and December 22, 2005), and shows no evidence of having been the result of the Review.

The section consists of approximately two pages of information on Wendy's and Tim Horton's. No information is provided on the Company's other divisions, and there is no aggregate information on the two divisions discussed. There is no indication, therefore, of a "company-wide" review. The fact that the anecdotal data points selected for disclosure are inconsistent between Wendy's and Tim Horton's provides further evidence of the lack of a "company-wide" review. For example, the recyclability of Wendy's hot sandwich packaging is noted, but Tim Horton's sandwich packaging is not discussed. A company-wide review would provide comparable data points, and aggregate data, in order to present an overall picture of the Company.

Although the Company states in its no-action request that it is quoting "a selected portion" of its disclosures (No-action request at 6), it does, in fact, quote the entirety of the environmental section, with the exception of a few paragraphs of preamble. The section consists of a series of anecdotes, with no visibly connecting thread. In some places, policies are stated, in others minimal "data" is provided. No "indicators related to measuring long-term social and environmental sustainability" are provided. <u>There is, in fact, no information at all describing how the Company measures any aspect of its environmental performance</u>.

A number of statements in the environmental section are simply meaningless. For example, the Company reports that Tim Horton's "donut boxes contain up to 60% post consumer fibers and our carry out trays are up to 100% post-consumer fiber content." Similarly, the report states that Wendy's "bags are made with up to 40% recycled material." These statements are inherently meaningless, and provide no context for demonstrating or measuring environmental performance.

For example, according to the Report, a Tim Horton's donut box may contain zero post consumer fiber, 60% or any percentage in between. These statements merely establish an upper limit – "up to 60%" – without providing any actual information on what the Company uses. Because these statements would be true even if the packaging contained zero recycled content, they are inherently meaningless. A report filled with equivocal statements that, in essence, state 'we may use recycled material in our packaging, or we may not,' simply cannot be considered a credible attempt at a sustainability report.

The Company implies that its Report compares favorably to the report produced by Albertson's (No-action request at 3)(*Albertson's, Inc.* (March 23, 2005)). By contrast, however, Albertson's disclosed the following information in its report:

> "Our new bakery and donut boxes, unveiled in 2003, are composed of 100% recycled paperboard and are 100% recyclable, including the special plastic window film. Efforts to shift away from wax-coated containers continued throughout the year and Albertsons anticipates many future sustainable packaging improvements."

(http://www.albertsons.com/abs_inthecommunity/environmental_affairs/default.asp). Not only does this statement tell the reader exactly how much recycled content is contained in its packaging, it also notes that it continues to use wax-coated containers, but is working on phasing these out.

The *ConAgra* sustainability report contained the following data:

> "During 2004, ConAgra Foods environmental projects collectively … reduced landfill waste by 27,969 tons, saved 856.3 million gallons of water, reduced packaging material used by 5,401 tons, and saved ConAgra Foods $12.7 million in operational costs."

(http://www.conagrafoods.com/company/corporate_responsibility/development/leadership_enviro.jsp).

Although these reports are certainly not unassailable, they do provide some performance data, and ConAgra ties these results into the company's financial results. It is apparent – simply by the fact that ConAgra was capable of collecting data on landfill use, or water usage, that it has a system in place to manage its environmental impact. This information is qualitatively and quantitatively different from the information provided in the Wendy's Report.

Other information in the environmental section of the Report is meaningless because it lacks context. For example, the Company states that Wendy's provides "ketchup dispensers in each restaurant to reduce the individual packaging" without providing any indication of what these reductions amount to, or how widespread this practice is. Wendy's also notes that its "hot sandwiches are served in bio-degradable wrap...." (Presumably, the Company has chosen the term "bio-degradable" because it could not say that the wrap contains recycled content – paper, for example, is bio-degradable, whether or not it contains recycled content). This statement, of course, begs the question of how its other products are served, and what percentage of products, by weight, are "hot sandwiches." No information is provided regarding how its products are packaged when shipped to the restaurants. Had a sincere "company-wide" review occurred, this information would surely have been included.

The Wendy's division claims to monitor its suppliers' environmental performance, and requires them to report on such things as "the suitability of products for recycling, incineration and land disposal" *[Proponent is hard pressed to think of a food service product that cannot either be recycled, incinerated or disposed of in a landfill]*; "the steps being taken to remove any environmentally unsuitable substances (if necessary) that may pose a hindrance to responsible waste disposal" *[The parenthetical relieves the statement of any real meaning, and "responsible waste disposal" is undefined]*; and "their efforts to minimize waste, encourage recycling, and remove environmentally unsuitable substances from the waste stream."

No information is provided to explain what the Company does with this data, or whether it sets any requirements for its suppliers, other than obeying the law (See, e.g., the Company's lettuce program, No-action request at 7). On the surface, this information suggests that the Company is monitoring its suppliers, but on closer inspection, it is impossible to tell what this monitoring entails and how the information is used in managing the Company's suppliers. In addition, there is no discussion of the types of products its suppliers provide, or the quantity purchased. No information is provided to understand whether the Company sources locally, or through a global supply chain. All of this information is critical to understanding the Company's sustainability performance, and all of these questions would have been covered by a "company-wide review of company ... practices ... related to ... sustainability", as requested by the Proposal.

The Company's other policies (which appear to only apply to the Wendy's division) are similarly vague. For example, one policy states that the Company has a goal to "recycle where technically and economically feasible." No information is provided to understand, however, how much of the Company's waste stream is actually recycled, or how much waste the Company produces. A report on the Company's "practices" would include such data.

It is also important to note that the environmental section contains no information on energy or water use, two key areas of environmental concern. And, of course, as noted above, no information is provided to understand the Company's use of antibiotics in its food supply, or its efforts to address mad-cow disease.

iii. The remaining sections of the Report

The remaining sections of the Report consist primarily of information that was available on the Company's website prior to the filing of last year's proposal. The information is primarily aspirational, anecdotal, and vague. The bulk of this information consists of aspirational statements, and restatements, or links to, company policies that have been live on the Company's website for more than a year.

The report consists of nine main sections: Stakeholders (divided into customers, employees, franchisees, suppliers and shareholders), Corporate Governance, Nutrition, Ethics, Community Relations and Charitable Support, Animal Welfare, Environmental, Financial Performance, and Sustainability. Most of these sections consist of no more than a handful of short paragraphs, stating, in very general terms, company policies. The Corporate Governance section makes no mention of how the Company's social or environmental performance is governed. Virtually no data is provided anywhere, with the exception of top-line numbers, such as the total number of employees and franchisees. Although employees are listed as one of the Company's main stakeholder groups, no information is provided on employee benefits, and no diversity data is provided. The Community section includes a few projects the Company supports, but no dollar figures are provided, and no description of the Company's approach to charitable giving is provided. The section on franchisees, clearly a critically important area to understanding the Company's actual social and environmental impact, consists of two very brief paragraphs.

Contrary to the Company's protestations, its Report resembles the report in *Terex Corporation* (March 18, 2005) far more closely than any of the reports that have received no-action relief.

iv. Staff has denied numerous no-action requests where the company did not complete the report requested

Staff has rejected numerous no-action requests based on Rule 14a-8(i)(10) where companies have taken far more significant steps towards implementation of a proposal than the Company has in this case. See, e.g., *The Coca-Cola Co.* (Jan. 19, 2004) (Provision of information relating to stock option grants by race and gender to a third party, resulting in public report, insufficient where shareholders sought direct access to data); *3M Company* (March 2, 2005) (requesting implementation and/or increased activity on eleven principles relating to human and labor rights in China not substantially implemented despite company's comprehensive policies and guidelines, including those that set specific expectations for China-based suppliers); *The Dow Chemical Company* (February 23, 2005)(Proposal seeking report relating to toxic substances not substantially implemented by a public report that fails to address core concerns raised by the Proposal, and where several statements were materially misleading). ExxonMobil lost two challenges despite its claims that it had reported extensively on the topic of the proposal (*ExxonMobil* (March 24, 2003) and *ExxonMobil* (March 17, 2003)).

These cases indicate that in considering Rule 14a-8(i)(10) challenges, Staff is looking to the specific request made by the Proposal. Even where reports on the same topic have been prepared, Staff has rejected numerous challenges where the company failed to *actually perform* the action requested by the proposal.

In *Wendy's International, Inc.* (February 8, 2005), the proposal requested that the board issue a report on the feasibility of Wendy's requiring its chicken suppliers to phase in controlled-atmosphere killing within a reasonable timeframe. The Company argued that it had substantially implemented the proposal through its animal treatment policies, and studies and evaluations already conducted by its suppliers. Proponents prevailed, however, arguing that despite information available on Wendy's suppliers, there was no indication that "either the company or its suppliers have 'studied' controlled atmosphere 'stunning.'" In addition, the proponents argued that the company's statements about controlled atmosphere killing revealed insufficient and incorrect information about the process, which demonstrated that the company could not have implemented the proposal, since it requested an up-to-date and accurate report.

Similarly, the Proposal requests a company-wide review of Wendy's policies and practices related to long-term social and environmental sustainability. All evidence suggests that the Company slapped together the barest report it believed could survive challenge, and then threw in additional data for good measure after reviewing the Proposal. The Company has clearly not produced a report based on the specific analysis requested.

See, also, *ExxonMobil* (March 27, 2002) (Proponents prevail in 14a-8(i)(10) challenge, arguing that there was no evidence, or any contention, that the Compensation Committee has ever *actually* taken social and environmental factors into account, despite Company's contention that it does, and that in any case, the company only contended that it had implemented a portion of the request); *Raytheon* (February 26, 2001) (Similar proposal to the ExxonMobil proposal discussed above prevailed despite the company's assertion that it regularly conducts executive compensation reviews across a range of factors. Proponents argued that the information produced did not clarify whether the inclusion of 'people-related incentives' was anything more than an "aspirational platitude."); *Johnson & Johnson* (February 25, 2003) (although the company claimed to have a system in place to assess progress in the areas covered by the proposal, there was no indication of how or even if such an assessment has ever been utilized in determining executive compensation).

Proponents see no basis for treating sustainability report proposals any different from other proposals seeking social and environmental reports, particularly where the Proposal describes the analysis the report should contain.

C. The precedents cited by the Company concern a materially different proposal and are clearly distinguishable

Staff has considered a variety of proposals that request sustainability reports, or similar reports on corporate social and environmental performance. For purposes of this challenge, it is important to distinguish between at least two types of proposals that have received different treatment by Staff. As noted above, the Proposal is largely based on the proposal in *Johnson Controls*.

The *Terex, Albertson's, ConAgra* and *Lowe's* decisions, discussed in the no-action request, concerned challenges to a different sustainability report proposal, filed by the New York City Comptroller's office (hereinafter, "the NYC proposal."). The NYC proposal requests that the company "disclose its social, environmental and economic performance to the public by issuing annual sustainability reports," but does not offer any suggestions for how that report should be prepared, or what it should contain.

i. Staff precedent suggests that the Johnson Controls proposal sets a higher standard than the NYC Proposal

The NYC proposal survived challenge under Rule 14a-8(i)(10) in *Terex Corporation* (March 18, 2005), and was omitted as moot in *Albertson's, Inc.* (March 23, 2005), *Lowe's Companies, Inc.* (March 21, 2005), *ConAgra Foods, Inc.* (May 20, 2005) and more recently in *Raytheon Company* (January 25, 2006). The primary distinction between these cases appears to turn on the nature of the information disclosed. In *Terex*, company disclosure focused on the company's "views" toward sustainability, where in *Albertson's*, *Lowe's*, *ConAgra* and *Raytheon*, each company disclosed some information on its actual performance. In Proponent's view, all four reports are superior to the Wendy's Report.

It would appear to Proponents that Staff does not wish to be in a position to judge the merits of individual sustainability reports. Therefore, where a Proposal merely seeks such a report, with little additional guidance, Staff is willing to allow relatively slim reports to survive challenge, so long as they include some performance information on a variety of social and environmental matters. Where a proposal provides additional guidance, however, Staff will hold the report to the specifics of the proposal. The Company, however, has taken the opposite view.

The Company argues that the Proposal calls for a *less* detailed and onerous sustainability report than the NYC Proposal, in that the NYC Proposal requests the Company's "performance", where the Proposal merely seeks a "review" of policies, practices and indicators related to measuring long-term sustainability." (No-action request at 9). The Company even goes so far as to argue that had *Terex* received the Proposal, Staff would probably have granted the company's request. *Id.* The Company is drawing a false distinction between the two proposals. Both proposals request "sustainability reports." A sustainability report, at a minimum, contains information on a company's social and environmental performance. If this is not clear from the term "sustainability report", the Proposal's supporting statement requests information on the Company's sustainability "practices." If there is a distinction between these terms, it does not appear to be an administrable one for Staff purposes. The Company's argument also fails to address how the instant proposal, which is virtually identical to the proposal in *Johnson Controls*, could fail to sustain Terex's challenge, when it survived Johnson Controls'. The Johnson Controls report was clearly superior to the Terex report.

The primary distinction between the NYC proposal and the Proposal is that the instant Proposal provides additional guidance, describing a process for producing the report. It states that this report "should include Wendy's definition of sustainability, as well as a company-wide review of company policies, practices and indicators related to measuring long-term social and environmental sustainability." The NYC proposal provides no guidance at all, leaving Staff to weigh whether a report satisfies the proposal's request for disclosure of "social, environmental and economic performance" in a sustainability report. Proponent's view of the applicable precedents concerning the NYC proposal is that Staff will not accept purely aspirational statements, but will not require a particularly extensive discussion of actual performance, if the Company has provided some social and environmental performance data.

The *Johnson Controls* decision, however, suggests that Staff is willing to hold companies that receive the instant Proposal to a higher standard.[11]

ii. The Wendy's Report is weaker than any of the reports that have sustained challenge

Regardless of the distinctions between the two proposals, the Wendy's report is weaker than any of the reports that have sustained challenge. Albertson's and Raytheon each demonstrated that they had produced these types of reports for several years (Staff noted in its *Albertson's* decision the company's representation that "Albertson's prepares and publishes this type of report annually." The company stated that it reported this information in each of its 1999-2002 Company Profiles. *Albertson's* at 2005 SEC No-Act. LEXIS 460, 466. This, however, is Wendy's first such report, and, in our experience, the Company does not regularly discuss this type of information with shareholders. In fact, as discussed above, the Company is extremely reluctant to release any information at all, unless it is under the threat of a

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11 In addition to being inconsistent with Staff decisions, the Company has contradicted itself in arguing that the NYC proposal is more onerous than the Proposal. On pages 4 and 5 of the no-action request, the Company distinguishes its report from the report in *Johnson Controls*, arguing that the Johnson Controls proposal required a definition of sustainability, and Johnson Controls had not provided one. The Company then goes on to explain how it has met the requirements of the first paragraph of the Proposal's supporting statement, which are virtually identical to the proposal in *Johnson Controls*.

The Company appears to be arguing that the Proposal is both stronger and weaker than the NYC proposal. The Company also fails to acknowledge that Johnson Controls' actual report was more substantial than the Albertson's and Lowe's reports, and arguably, the ConAgra report. The Company does not acknowledge this inherent flaw in its argument – if the Proposal is actually weaker than the NYC proposal, then why does Staff appear to hold companies that receive it to a higher standard?

shareholder proposal. The information disclosed in the Company's report also falls short of the type of information Albertson's reported, which included some information on conservation measures, data on pounds of materials recycled, and some specific dollar figures of charitable giving, including its total giving for 2004. (See http://www.albertsons.com/abs_inthecommunity/default.asp).

Although proponents disagreed that these reports met the requirements of the proposal, the proposal itself offered little guidance, and each company was able to demonstrate that it had published a number of examples of its sustainability performance. The Lowe's report, for example, provided specific dollar figures for its charitable giving. The Company, by contrast, does not disclose the amount of its charitable giving. Its Report does discuss a number of programs it claims to support, but, inexplicably, it does not provide the dollar amounts of its support.[12] In addition to *ConAgra*'s corporate responsibility report, the company published on its website a 41 page Diversity report, and separate pages on supplier diversity and employee safety. By contrast, Wendy's provides no substantive discussion of diversity or safety, and no mention of supplier diversity. Wendy's coverage of "employees" is limited to a brief review of its policies. The Report's coverage of diversity is limited to a description of its non-discrimination policy. As noted above, ConAgra's environmental section also exceeds Wendy's in terms of quality of information provided.

Granting the Company's request would set a new standard for evaluating the mootness of sustainability report proposals and, in Proponent's view, would set the bar unacceptably low.

D. The fact that reports are subject to change does not render an inadequate report adequate

The Company argues that Staff's rulings in *ConAgra, Albertson's* and *Lowe's* provide an implicit recognition that "sustainability reports are by their very nature dynamic, reflecting changes in business lines, performance, science, public concerns, legislation and other considerations." The Company notes, therefore, that "any static report" can be attacked without limitation (No-action request at 4), and Proponent is certain that Mr. McCorkle will feel vindicated in that statement by the preceding analysis of the Report.

Based on a review of these precedents, however, Proponent sees no basis for the Company's interpretation, implicit or otherwise, and Staff should not be swayed by this line of argument.

We agree that sustainability reports are dynamic, and often change for many of the reasons noted above. If a report is currently deficient, however, for failure to disclose information that is relevant today, then it is deficient. In other words, if a company makes a legitimate and sincere effort to prepare a sustainability report, it is assumed that this report will evolve as new issues come to light, and as its business changes. However, there are also many company reports that are simply deficient. They fail to substantially address the company's performance on the day they were issued. Staff should be cognizant of this important difference, and wary of arguments that suggest that, essentially, 'reasonable people can

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[12] The only dollar figures on charitable giving that Proponent could locate were the amount Tim Horton's donated for Katrina and Tsunami relief, and some figures provided for the Wendy's Classic Achiever Scholarship Awards, launched by Wendy's Restaurants of Canada. According to KLD Research & Analytics, Wendy's does not disclose the amount of its charitable giving.

disagree' where there are clear deficiencies in a report. The Wendy's Report clearly falls into this latter category. The Company cannot credibly argue, for example, that after its "company-wide review" conducted in sincere compliance with the Proposal, it could not identify energy use as a sustainability issue.

The Report did not suddenly expand to include an environmental section in December due to a change in any of the legitimate factors noted by the Company above. It wasn't a new scientific discovery, or a new line of business that caused the Company to include information on its recycling efforts. The environmental section was expanded from its initial two sentences because the Company was threatened with the Proposal, which highlighted the inadequacy of its environmental reporting. Had the Proposal explicitly noted the deficiencies in the Company's diversity reporting (no data provided), or community reporting (no dollar figures provided), Proponent has no doubt these sections would have expanded as well.

E. The Company did not challenge this Proposal on 14a-8(i)(10) grounds last year, although the vast majority of the information that constitutes the Report was live on its website at the time

As noted above, the Company's report is substantially similar to a report described by an outline presented to Proponents at a meeting in January 2005. The Company explained at the time that the outline did not contemplate the production of any new information. All information was currently live on the Company's website. It is important, therefore, to note that when the Company challenged the Proposal last year, it did not present a 14a-8(i)(10) argument. Evidently, the Company understood that the information it had on its website at the time did not constitute a sustainability report. That information – the information the Company itself implicitly conceded did not constitute a sustainability report – makes up the vast majority of the current report. The remaining information – the new information – does not constitute substantial implementation of the Proposal, as discussed above.

IV. The Proposal is not vague or indefinite

A. Staff rejected the Company's argument last year

The Company presented a Rule 14a-8(i)(3) challenge to last year's proposal and lost. *Wendy's International, Inc.* (February 10, 2005) This year's argument rests on the same flawed reasoning, and should be rejected as well. As noted above, the Proposal is virtually identical to last year's proposal, with no change to the resolved clause, and a minor change to the supporting statement (the addition of the words "and indicators"). A proposal that was not vague or indefinite last year, cannot be considered vague or indefinite this year. The Company should not be given another bite at this particular apple, regardless of the creativity of its argument.

The Company argues, without citing any precedent, that this no-action request "must be evaluated based on the totality of the Proponent's dealings with the Company after agreeing to withdrawal [sic] its proposal last year." (No-action request at 10). As noted above, the Company mischaracterizes the Proponent's dealings with the Company. Regardless of the nature of these communications, however, if the Company is suggesting that Staff must determine the intent of a proponent when evaluating 14a-8(i)(3) challenges, this would be a novel and burdensome interpretation of the rule. In considering a challenge under Rule 14a-8(i)(3), Staff should consider the information that is presented to shareholders.

Shareholders would have no way of evaluating the history of a proponent's dealings with the company. Similarly, neither Staff nor shareholders would have any means to gauge the intent of the proponent.

Last year's proposal was withdrawn. Therefore, no shareholder will be wondering why Proponent's chose to re-file this year. They will have no reason to consider what may have transpired between the Company and the Proponent, nor would they have any means to do so. Each shareholder will consider the text of the Proposal, and Staff has ruled that the text of the Proposal is clear enough to withstand challenge. *Wendy's International, Inc.* (February 10, 2005).

Although the Company's reasoning here is not altogether clear to us, presumably the Company is suggesting that the existence of the Company's Report would create some confusion in a shareholder's mind as to what the Proposal is seeking. Following the Company's reasoning, such a shareholder would turn to the last paragraph of the Supporting Statement (ignoring the first paragraph), and come to the conclusion that this proposal is actually seeking a GRI report. This is an absurd argument, which assumes that the typical shareholder will ignore the clear wording of both the resolved clause, the first paragraph of the supporting statement, the word "suggest" in the last paragraph of the supporting statement, and the patent inadequacy of the Company's Report. The Company argued at length last year that this was actually a GRI proposal, and Staff was not persuaded.

Proponents believe that the typical shareholder will merely assume that the Company's current report is deficient. The Proposal addresses the existence of the current report, and the Company does not challenge any of these representations. There are poor attempts at sustainability reporting, good ones, and better ones. There are also GRI reports which range from poor to excellent. There is no reason to assume that a shareholder would make the leap that the Company is making, and assume that Proponents are really after a GRI report. The typical shareholder will assume that Proponents are dissatisfied with the Company's attempt at a sustainability report, and a cursory review of the Company's report should demonstrate why this is so.

B. The Company is simply restating its belief that the Proposal is moot, under the guise of Rule 14a-8(i)(3)

The logic of the Company's argument suggests that any proposal seeking a sustainability report, whether it includes a reference to GRI in the supporting statement or not, is *per se* vague and indefinite, where a company has prepared some form of report, because the existence of the report creates confusion in the shareholder's mind as to what the proposal actually seeks. The Company's reliance on Rule 14a-8(i)(3) is misplaced.

The Company is actually arguing that it has substantially implemented the Proposal, and that this fact will confuse shareholders, causing them to conclude that the Proposal is actually seeking a GRI report. The Company claims that it is relying on Rule 14a-(i)(3) if its Rule 14a-8(i)(10) argument fails. If that argument does fail, however, the Company should not be permitted to use Rule 14a-8(i)(3) as a back-door for what is essentially the same argument. Staff cannot logically reject the Company's 14a-8(i)(10) argument, and accept its 14a-8(i)(3) argument. Such a result would imply that Staff did not believe the Company had substantially implemented the Proposal, but that Staff felt that the average shareholder would believe the Company had done so.

V. Conclusion

The Company has not sustained the burden of proof necessary to demonstrate that the Proposal can be omitted under either Rule 14a-8(i)(10) or Rule 14a-8(i)(3). Precedent cited by the Company concerns a different proposal that, unlike the Proposal, did not describe any elements of the requested report. The Proposal is largely based on the proposal in Johnson Controls, and the Wendy's Report pales in comparison to the Johnson Controls report. Johnson Controls was denied no-action relief under Rule 14a-8(i)(10).

The Company's argument that the Proposal is vague and indefinite is largely a restatement of its argument last year, which was rejected by Staff.

Above all else, however, the Company's Report provides no information on indicators used by the Company to measure long-term social and environmental sustainability, information provided on policy and practices is inconsistent at best, and there is no evidence whatsoever that the "company-wide review" requested by the Proposal was performed. There is, in fact, substantial evidence that it was not. In Proponent's view, the Report does not compare to the reports considered in the *Johnson Controls*, *ConAgra*, *Lowe's*, *Albertson's* and *Raytheon* decisions. Should Staff grant the Company's request, it is Proponent's view that this would be tantamount to a reversal of *Johnson Controls*, and would set an unacceptably low bar for the preparation of corporate sustainability reports.

For all the reasons above, Proponent requests that the Company's request for no-action relief be denied, and the Company be instructed to include the Proposal in its proxy materials.

Respectfully submitted,

Adam Kanzer
General Counsel

Encl.

Cc:

Leon M. McCorkle, Jr., Wendy's International, Inc.

EXHIBIT A

SUSTAINABILITY REPORT

Whereas:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. The Dow Jones Sustainability Group defines corporate sustainability as "a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments."

Globally, approximately 1,600 companies produce reports on sustainability issues (Association of Chartered Certified Accountants, www.corporateregister.com), including our company's largest competitor, McDonald's. McDonald's states that reporting its social and environmental performance helps to maintain its customers' trust, and that "companies that lose the trust of their customers lose those customers' business forever." McDonald's describes this trust as one of their greatest competitive advantages.

A recent update to Wendy's website collects previously disparate information sources into one section entitled "Corporate Responsibility." In our view, this "report" falls far short of the report requested by this resolution, lacking substantive and quantitative measures of Wendy's social and environmental performance. The "environmental" section of the report consists of two sentences. . By comparison, McDonald's sustainability report describes its environmental initiatives including energy efficiency and conservation, waste reduction and recycling, and reports quantities of waste generated and electricity consumed at its restaurants.

Wendy's lists a commitment to stakeholders as a core value: "We serve all stakeholders and, through balancing our responsibilities to all, we maximize value to each of them." A sustainability report would allow shareholders to evaluate how our company is implementing this core value.

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2006.

Supporting Statement

The report should include Wendy's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability.

We recommend that Wendy's use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 500 companies, including McDonald's, use or consult the Guidelines for sustainability reporting.

EXHIBIT B

Wendy's International, Inc.

Tim Hortons WENDY'S BAJA FRESH MEXICAN GRILL

Lee McCorkle
Executive Vice President
General Counsel
Secretary

One Dave Thomas Boulevard
P.O. Box 256
Dublin, Ohio 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

December 22, 2005

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934/Rule 14a-8

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of Wendy's International, Inc. (the "Company"). I am submitting this letter on behalf of the Company to request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended to the Securities and Exchange Commission (the "SEC") if the Company omits from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (the "Proxy Materials"), for the reasons outlined below, a shareholder proposal (the "Proposal") received from Domini Social Investments LLC (the "Proponent").

In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, enclosed are six (6) paper copies of this letter, the Proposal and other correspondence we have engaged with the Proponent relating to the Proposal. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent by overnight delivery.

The Company presently expects to file its definitive Proxy Materials with the SEC on or about March 13, 2006.

SUMMARY OF THE COMPANY'S POSITION

In summary, the Company believes that it may exclude the Proposal from its Proxy Materials pursuant to the following rules:

- Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal; and
- Rule 14a-8(i)(3), because the Proposal is vague and indefinite.

THE PROPOSAL

The Proposal, dated November 30, 2005, requests "that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2006." The Proposal's supporting statement states that the sustainability report should include the Company's "definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability." The supporting statement recommends that the Company use Global Reporting Initiative's Sustainability Reporting Guidelines ("GRI Guidelines") to prepare the report. The Proposal is attached hereto as Exhibit A.

BACKGROUND

The Proponent submitted a similar proposal to the Company for inclusion in its 2005 proxy statement. The Company sought to exclude that proposal from its 2005 proxy statement based on arguments under 14a-8(i)(3) and (i)(7), but was denied relief by the Staff. See Wendy's International, Inc. (February 10, 2005). From January through March 2005, the Company engaged in amiable discussions with the Proponent, pursuant to which the Company agreed to prepare and publish on its website a sustainability report based on certain agreed to topics and the Proponent agreed to withdrawal its proposal for the 2005 proxy statement. During the third quarter of 2005, the Company engaged in frequent conversations with the Proponent with respect to preparation of the sustainability report. On October 4, 2005, the Company published its 2005 Corporate Responsibility Report on its website. The Company noted this accomplishment in its third quarter earnings release on October 27, 2005 (a copy of which was attached to a Form 8-K filed on October 27, 2005). The Company's 2005 Corporate Responsibility Report is publicly available at *www.wendys-invest.com* under the heading "Corporate Responsibility."

Other than some comments from the Proponent on September 7, 2005, the Company had not received any feedback on the sustainability report from the Proponent until it received the Proposal on November 30, 2005. Attached hereto under Exhibit B are copies of the pertinent written communications between the Company and the Proponent related to the sustainability report. Note that the Company sent a revised draft of its 2005 Corporate Responsibility Report to the Proponent for review on September 19, 2005 and indicated that the Company intended to "go live" with the report by the end of September. Although the Proponent's associate stated she would review the report, the Company never received any feedback from the Proponent and the report was made publicly available on October 4, 2005. The Company had previously enjoyed the benefits of collaborating with the Proponent in preparing and publishing the sustainability report; however, the Proponent's resubmission of the Proposal signals its own termination of the collaboration. The Company believes that it committed to produce a sustainability report within defined, agreed parameters and to expand and evolve that report over time, and although the Company's expectation of that evolution occurring with the cooperation and guidance of the Proponent apparently will not materialize, this does not change the Company's commitment to evolving the sustainability report. Nevertheless, since the Proponent has elected to submit a shareholder proposal under Rule 14a-8 as a means of expressing its discontent, the Company believes the Proposal can be omitted from its 2006 Proxy Materials based on the substantive arguments below.

GROUNDS FOR EXCLUSION OF THE PROPOSAL

I. The Proposal may be excluded because it has been substantially implemented.

Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be properly excluded from a company's proxy materials "if the company has already substantially implemented the proposal." According to the SEC, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management . . . ." See Exchange Act Release No. 34-12598 (July 7, 1976).

The standard the Staff has applied in determining if a proposal is substantially implemented is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. See Exchange Act Release No. 34-20091 (Aug. 16, 1983) and Texaco, Inc. (March 28, 1991). The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). Rather, the Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). See The Talbots, Inc. (April 5, 2002), The Gap, Inc. (March 16, 2001) and Kmart Corp. (February 23, 2000). In recent no-action rulings regarding whether proposals requesting sustainability reports had been substantially implemented, the Staff permitted a handful of companies to omit proposals that were similar to the Proposal at hand. See ConAgra Foods, Inc. (May 20, 2005), Albertson's, Inc. (March 23, 2005) and Lowe's Companies, Inc. (March 21, 2005). The Company believes that publication of its Corporate Responsibility Report implements the essential objective—indeed the entire objective—of the Proposal, and therefore the Staff should allow the Company to exclude the Proposal from its Proxy Materials.

It is instructive to note that in the Albertson's no-action decision, the company's report contained selected disclosures regarding its commitment to its employees, community involvement, environmental awards received, recycling practices and information on its product packaging. In Albertson's, the company noted that to be substantially implemented a proposal does not have to be "fully effected." The proponent in Albertson's took issue with many of the company's disclosures, asserting that the disclosures were deficient because (i) the information regarding employee relations "gives no facts" as to composition of the workforce, minority candidates and diversity, and that there were "no statistics of any kind" and (ii) the discussion of environmental initiatives "quantifies little, and does not mention any aspect of its operations that may have any adverse environmental impact." Moreover, the proponent in Albertson's argued that "selected sunny highlights" in a sustainability report "with limited objective data, no historical data at all, and no analysis, do not give shareholders" sufficient information to assess the company's social and environmental performance. Notably, the Staff disagreed with the proponent's position and allowed the company to exclude the proposal under Rule 14a-8(i)(10).

The Staff's rulings in ConAgra, Albertson's and Lowe's recognize, implicitly if not explicitly, that sustainability reports are by their very nature dynamic, reflecting changes in business lines, performance, science, public concerns, legislation and other considerations. In this sense, any static report can be attacked from the moment of its publication, and shareholders can be asked to make content judgments without limitations.

The Company notes that in Terex Corporation (March 18, 2005), the Staff did not permit exclusion, based on a Rule 14a-8(i)(10) argument, of a proposal requesting Terex "disclose its social, environmental and economic performance to the public by issuing annual sustainability reports." See also, Johnson Controls, Inc. (November 14, 2002) (proposal requesting a sustainability report ruled not excludable by the Staff under various assertions made by the company, including Rule 14a-8(i)(10)). In Terex, the company claimed that it had substantially implemented the proposal by including on its website its views regarding corporate citizenship and making reference to a variety of other public disclosures included in filings made with the Securities and Exchange Commission. The proponent in Terex noted that Terex had posted goals and aspirational content on its website related to sustainability, but reasoned that a shareholder request for social, environmental and economic performance cannot be substantially implemented by merely "listing goals and aspirations on a web page." In Johnson Controls, the company claimed that it had substantially implemented the proposal by noting its publication of certain reports, implementation of monitoring programs and its willingness to discuss matters set forth in the proposal.

The Company's assertion of substantial implementation of the Proposal is distinguishable from the Staff's ruling in Terex in at least two ways. First, unlike the report in Terex, the Company's sustainability report contains much more than just goals and aspirational material; the Company's sustainability report, much like the reports in ConAgra, Albertson's and Lowe's, includes disclosures of its achievements and activities with respect to sustainability. The second way in which the Company's assertion of substantial implementation is distinguishable from Terex, and the ruling in Johnson Controls, is that the Company's sustainability report actually addresses most of the requests made by the Proponent in the Proposal (see, however, the discussion in Section II of this no-action request below related to preparing the sustainability report in accordance with GRI Guidelines). In Johnson Controls, the proposal specifically requested, similar to the Proposal at hand, that the sustainability report contain a definition of sustainability; however, the company in Johnson Controls never addressed that aspect of the proposal. In the Proposal's supporting statement the Proponent seeks to have the Company set forth its definition of sustainability in the report. Notably, under the heading "Sustainability," the Company's 2005 Corporate Responsibility Report states:

> Wendy's International, Inc. defines sustainability as a focus on the long-term, rather than short-term, growth of people, communities, ecosystems and businesses. Sustainable growth is a measured development that meets the needs of the present without compromising the ability of future generations to meet their own needs. We believe sustainable development is good for business and, accordingly, we focus on the long-term aspects of our operations. Our goal is always to be a positive, permanent fixture in the communities where we operate.

The Company addresses also the Proponent's request to include in the report a company-wide "review" of policies, practices and indicators that measure long-term sustainability. The Company's sustainability report discloses policies, practices and indicators related to sustainability, including disclosure of the Tim Hortons sustainable coffee partnership program. This coffee sustainability program encompasses economic growth, protection of natural resources and meeting the social needs of coffee growers. The program includes a variety of projects designed to help farmers improve their living conditions and spur development in coffee-producing areas, including support for smallholder (individual) farmers in an effort to improve their livelihood in a long-term, sustainable manner. The Company's sustainability report lists more than just goals, it discusses the actual details and activities of the coffee sustainability program, noting:

- The Tim Hortons Sustainable Coffee Partnership has identified Zacapa, Chiquimula and Jutiapa in Guatemala (close to the Honduran border) as its initial areas of focus. The project includes approximately 750 coffee producers and their families from 11 communities, and will directly improve the living conditions of about 4,000 people. The estimated total production volume of the participating coffee producers is around 42,000 bags.

- The organizations of these coffee producers are currently very weak and in urgent need of strengthening their processing and production techniques. Farmers do not have experience in value-generating activities and joint commercialization of their produce. They do not have direct-market access and are forced to sell their coffee to intermediaries for low prices. Further problems include inadequate fertilization, lack of shade regulation, deficits in pruning and, consequently, low productivity.

- A farmer association has been founded to organize all coffee producers participating in the project. The organization will be supported in establishing a sound and transparent commercial operation. This includes administrative support as well as training in the organization of the coffee flow, the adequate control of coffee quality and thorough business practices. Technical assistance will be provided to the farmers to improve quality and productivity. Sustainable coffee production techniques and diversification will be promoted. Furthermore, contacts will be established to various governmental and non-governmental funds and projects active in the project area to identify synergies and to cooperate on coffee related as well as socio-economic activities in favor of the project's target group.

- This program started in March 2005. The Tim Hortons Sustainable Coffee Partnership has identified similar projects in Columbia and Brazil that it expects to commence in 2005 and 2006, respectively.

In addition, the Company's sustainability report addresses certain environmental policies, practices and indicators related to sustainability. The Proponent notes in its Proposal that our "environmental" section of the sustainability report consists of only two sentences. However, as stated in our CEO's letter to stakeholders, "we will continue to monitor our corporate responsibility efforts and update the individual sections of this Web-based report as appropriate in the future." Since initial publication of the sustainability report in compliance with our agreement with the Proponent, we have enhanced the disclosure content of our environmental section. The environmental section of the report now has disclosures related to the past accomplishments, philosophy and on-going efforts of the Wendy's and Tim Hortons brands with respect to environmental initiatives. A selected portion of those disclosures read as follows:

Wendy's— Our philosophy with respect to environmental responsibility is:

- To award business to suppliers that have demonstrated sound environmental policies, to protect our soil, air and water, and to preserve the world's biological diversity.

- To reduce the volume and toxicity of the wastes we produce, and to work with our suppliers to see that this is accomplished.

- To recycle where technically and economically feasible.

- To give preference to disposal methods that have the least intrusive impact on the environment and that provide the greatest post-consumption benefit.

To monitor our suppliers' commitment to our philosophy and objectives, we require our suppliers to report on:

- The suitability of products for recycling, incineration and land disposal.

- The steps being taken to remove any environmentally unsuitable substances (if necessary) that may pose a hindrance to responsible waste disposal.

- Their efforts to minimize waste, encourage recycling, and remove environmentally unsuitable substances from the waste stream.

Here are some of the steps we've taken to improve our environment:

- Our bags are made with up to 40% recycled material.

- Our packaging is printed with environmentally friendly water-based inks. The zero VOC (volatile organic compounds) printing inks eliminate many of the air and ground pollution problems caused by solvent based alternatives.

- Our hot sandwiches are served in bio-degradable wrap and napkins are made from 100% recycled paper.

- We provide ketchup dispensers in each restaurant to reduce the individual packaging.

- Our used shortening is extracted, recycled and turned into useful commercial goods such as supplemental feed for animals and cosmetics.

Tim Hortons—

- Recycling: Tim Hortons has practiced cardboard recycling programs at the store level for many years. Certain markets have also offered recycling of other materials such as paper, plastic, aluminum and glass. We are working toward providing our customers with the ability to recycle while visiting our stores. In 2005, Tim Hortons initiated pilot tests to examine more consistent processes for recycling. This involves both providing collection points in-store and outside, as well as utilizing waste management haulers who can dispose of these materials correctly. A major challenge exists, however, with municipalities that have differing methodologies for the processing of recyclables. In some communities our paper products (cups and cartons) are recyclable and in others they are not. We continue to work with the waste management industry to seek solutions.

- Packaging: All of our existing packaging has been reviewed to ensure that we are using materials that are environmentally friendly, wherever possible. We include recycled content in our packaging. For example, our donut boxes contain up to 60% post consumer fibers and our carry out trays are up to 100% post-consumer fiber content.

  To encourage the reduction of paper use, most Tim Hortons stores also provides china rather than paper products for customers who dine in. We also offer a discount on coffee refills to those that use a reusable travel mug at our stores.

- Litter Awareness: For many years, Tim Hortons has been involved in local community clean-up events. For these events, we have either been a proprietary sponsor, title sponsor or program sponsor—which includes product donations to volunteers. In 2005, we participated in more than 125 community clean-up events across Canada. Tim Hortons will continue to work in partnership with communities and organizations to prevent and reduce littering.

  At the store level, our Operators are committed to various practices that promote the anti-litter message. These practices include: increasing the number of external trash containers on their property, encouraging customers to use them at all times, maintaining a "good neighbor" policy by encouraging staff to pick up Tim Hortons litter that may have blown onto adjacent neighbors' property, and displaying point of purchase material that encourages patrons to "be a good neighbor, please don't litter."

In addition, the sustainability report contains disclosures regarding certain environmental "policies and procedures" the Company has established. A selected portion of those disclosures read as follows:

- Wendy's partnered with our direct lettuce suppliers in 1998 to develop and implement industry leading programs and documentation to maintain on-going conformity to Good Agricultural Practices (GAPs) and strict food safety procedures at the growing field level. The following are some examples of the procedures or programs that are required of all Wendy's lettuce growers:

- All lettuce growers shall have a fully implemented and documented field and post harvest HACCP program.

- Verification that all soil and irrigation water used to grow Wendy's lettuce meet all established federal and state standards for heavy metal and pesticide residues.

- All pesticide applications to Wendy's product must be performed by a licensed Pest Control Advisor to ensure the safe, responsible use of pesticides.

- Pre-harvest samples of Wendy's lettuce must be tested prior to harvest to verify pesticide levels conform to all federal and state standards.

- All fields are sampled prior to harvest and must test negative for E. coli bacteria.

Another example of our sustainability report listing more than just goals and aspirational content is our animal welfare section. The Company has a long-standing tradition and reputation for being a compassionate, ethical and responsible organization. In its sustainability report the Company provides readers with an overview of some of the policies and practices that will result in enhanced long-term sustainability of animal welfare, outlining that the Company has:

- Established an Animal Welfare Council that utilizes the expertise of several national and international experts in animal welfare to provide technical advice and facilitate continuous improvements to our program.

- Achieved a reduction in the number of laying hens per cage at our egg suppliers, which allows for more living space and less physical stress.

- Eliminated "forced molting," a practice used to extend the laying cycle of hens.

- Took a leadership role in promoting a new, non-invasive and pain-free method to reduce beak sharpness, which is essential for bird health by eliminating the ability of aggressive birds to injure other birds.

- Consolidated manufacturing suppliers due to non-compliance issues.

The Company's sustainability report also has links to the Company's financial performance, disclosures about its community service programs, nutrition information and other disclosures that reflect the Company's commitment to long-term sustainability. Based on the disclosures contained in the Company's 2005 Corporate Responsibility Report, the Company believes that the Proposal has been substantially implemented.

The Company's substantial implementation assertion is also distinguishable from the Terex ruling in that the resolution in the Proponent's Proposal calls for a less detailed and onerous sustainability report than that demanded for in Terex. The Proposal's resolution merely calls for the Company to issue a "sustainability report to shareholders" with no demand that the report include performance criteria, other than a request in the supporting statement for the report to include a definition of sustainability and a company-wide review of policies, practices and indicators related to measuring long-term sustainability. In Terex, the proponent specifically requested that the company "disclose its social, environmental and economic performance" in a sustainability report. In the Proposal at hand the Proponent is not demanding disclosure of specific performance criteria related to sustainability, but instead is merely asking for the Company to "review" in its sustainability report "policies, practices and indicators" related to measuring long-term sustainability. Had the Proponent's Proposal been the subject of debate in Terex, it seems probable that the Staff would have agreed that Terex's limited disclosure of goals and aspirational content would have been sufficient to meet the substantial implementation standard under Rule 14a-8(i)(10).

The Proponent may argue, however, that the Company's mere posting of its sustainability report on its website is insufficient to satisfy its request that the Company "issue" a sustainability report to shareholders. In preparing to publish its sustainability report, the Company made a conscious decision, based on cost and internet availability, to post the report on its investor website and not prepare a hard-copy publication of the report. The Company reasoned that because the sustainability report was to be an evolving, fluid publication, by publishing the report as a web-based product the Company would be more readily able to update and enhance its disclosures—which has already occurred with respect to the environmental section as discussed above. The Company reasoned also that shareholders and stakeholders interested in the report would be able to conveniently access the report via the internet and a web-based sustainability report is more environmentally friendly than a printed report.

The Company believes that its public disclosure of publication of its sustainability report in its third quarter earnings release and the report's availability on its investor website is adequate to satisfy the substantial implementation standard. This position is bolstered by the SEC's recent proposed rule that would allow internet availability of proxy materials to shareholders. See Exchange Act Release No. 34-52926 (December 8, 2005). Although the internet proxy rule has yet to be adopted by the SEC, the language from the proposed rule seems to indicate that the SEC would view internet dissemination as a reliable and cost-efficient means of "issuing" information to shareholders.

The Company believes it is clear that the Proposal has been substantially implemented, and, based on Rule 14a-8(i)(10), the Company intends to exclude the Proposal from the Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

II. The Proposal may be excluded because it is so vague and indefinite as to be materially misleading.

In the event the Staff disagrees with the Company's argument set forth above, the Company believes the Proposal should be excludable from the Proxy Materials based on

Rule 14a-8(i)(3). In its no-action request to exclude the Proponent's proposal from the 2005 proxy statement, the Company made a similar argument that was denied by the Staff. See Wendy's International, Inc. (February 10, 2005). However, the argument under Rule 14a-8(i)(3) in this no-action request must be evaluated based on the totality of the Proponent's dealings with the Company after agreeing to withdrawal its proposal last year.

On its face, the Proposal's supporting statement "recommends" that the Company use the GRI Guidelines in preparing its sustainability report. The Proponent has been astute enough to revise the language of its generic Proposal so that the Proposal will survive an attack based on Rule 14a-8(i)(3) since the Staff has permitted other companies exclude proposals calling for sustainability reports "based" on GRI Guidelines on the basis that such proposals were vague and indefinite under Rule 14a-8(i)(3). See, e.g., ConAgra Foods, Inc. (July 1, 2004); The Kroger Co. (March 19, 2004); Albertson's, Inc. (March 5, 2004); Lowe's Companies, Inc. (March 3, 2004); Terex Corporation (March 1, 2004); Dean Foods Company (February 25, 2004); and Smithfield Foods, Inc. (July 18, 2003). Compare Hormel Foods Corporation (October 22, 2004); Wal-Mart Stores, Inc. (February 17, 2004); and Johnson Controls, Inc. (November 14, 2002) (proposals calling for sustainability reports, but not demanding that such reports be prepared in conformity with a complex and vague set of reporting standards, were not excludable). The Company acknowledges that its sustainability report has not been prepared to the extent of, or in accordance with the complexity of that demanded by, the GRI Guidelines, and this intention was communicated to the Proponent prior to its withdrawal of last year's proposal. The Company never intended its report to be a response to generic, complex metrics or to be pigeon holed into a "one-size fits all" set of measurements. After agreeing to withdrawal last year's proposal and collaborating with the Company on preparing its sustainability report, however, the Proponent, by resubmitting its Proposal to the Company, is by deed, but not word, implicitly demanding that the Company prepare a sustainability report "based" on GRI Guidelines. Because the shareholders, if the Staff denies this no-action request, will only see the Proponent's words (and not its deeds) in the Proxy Materials, the Staff can ensure that the Proponent's actions of implicitly demanding a GRI-based sustainability report do not speak louder than its artfully drafted words.

The Company believes that the Proposal is impermissibly vague and indefinite due to the Proponent's implicit actions of demanding a GRI-based sustainability report, and, based on Rule 14a-8(i)(3), the Company intends to exclude the Proposal from the Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the proposal from the Proxy Materials for its 2006 Annual Meeting of Shareholders in reliance on Rules 14a-8(i)(10) and 14a-8(i)(3). As noted above, the Company presently anticipates mailing its Proxy Materials for the 2006 Annual Meeting of Shareholders on or about March 13, 2006 and to submit final materials for printing on or about March 8, 2006. We would appreciate a response from the Staff in time for the Company to meet this schedule. In order to facilitate delivery of the Staff's response to this letter, the Staff's decision may be sent by facsimile to the Proponent at (212) 217-1101 and to the Company at (614) 764-3243.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Company's position, please communicate with the undersigned at (614) 764-3210.

Sincerely,

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary

Enclosures

cc: Domini Social Investments LLC

Domini
SOCIAL INVESTMENTS®

EXHIBIT A

RECEIVED
DEC 0 1 2005
LEGAL DEPARTMENT

The Way You Invest Matters®

November 30, 2005

Mr. Leon M. McCorkle, Jr.
Executive Vice President, General Counsel and Secretary
Wendy's International Inc.
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio 43017-0256

Re: Shareholder Proposal Requesting a Sustainability Report

Dear Mr. McCorkle:

I am writing to you on behalf of Domini Social Investments, to submit the attached shareholder resolution requesting a sustainability report.

As you know, we filed a similar proposal last year, which we subsequently withdrew when Wendy's committed to working with Domini on developing a sustainability report. However, the sustainability information provided on Wendy's web site falls far short of the depth and breadth we suggested to Wendy's during our withdrawal discussions. In a letter to John Barker dated September 7, 2005, we voiced these opinions, based upon a preview of the report's content. We received no response to our letter, and were further disappointed to see that our comments were not reflected in the final posting on Wendy's web site.

As you will also recall, the outline Wendy's shared with our team prior to withdrawal was presented as a conversation starter. We were clear at the time that the report described by your outline did not constitute a sustainability report, and would not justify withdrawal of the resolution. Unfortunately, you have decided to move forward with a report based on that original outline. We do not believe that this is consistent with the spirit of our withdrawal agreement. We have therefore decided to refile our resolution.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Wendy's shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Wendy's shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and would be happy to discuss it with you. I can be reached at (212) 217-1112 or kshapiro@domini.com.

Sincerely,

Karen Shapiro

Karen Shapiro
Shareholder Advocacy Associate

Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

SUSTAINABILITY REPORT

Whereas:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. The Dow Jones Sustainability Group defines corporate sustainability as "a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments."

Globally, approximately 1,600 companies produce reports on sustainability issues (Association of Chartered Certified Accountants, www.corporateregister.com), including our company's largest competitor, McDonald's. McDonald's states that reporting its social and environmental performance helps to maintain its customers' trust, and that "companies that lose the trust of their customers lose those customers' business forever." McDonald's describes this trust as one of their greatest competitive advantages.

A recent update to Wendy's website collects previously disparate information sources into one section entitled "Corporate Responsibility." In our view, this "report" falls far short of the report requested by this resolution, lacking substantive and quantitative measures of Wendy's social and environmental performance. The "environmental" section of the report consists of two sentences. . By comparison, McDonald's sustainability report describes its environmental initiatives including energy efficiency and conservation, waste reduction and recycling, and reports quantities of waste generated and electricity consumed at its restaurants.

Wendy's lists a commitment to stakeholders as a core value: "We serve all stakeholders and, through balancing our responsibilities to all, we maximize value to each of them." A sustainability report would allow shareholders to evaluate how our company is implementing this core value.

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2006.

<u>Supporting Statement</u>

The report should include Wendy's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability.

We recommend that Wendy's use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 500 companies, including McDonald's, use or consult the Guidelines for sustainability reporting.

EXHIBIT B

Communications between Wendy's International, Inc. and Domini Social Investments LLC

DATE	EVENT	DESCRIPTION
02/22/05	Letter	Lee McCorkle sends Domini Wendy's statement in opposition of Domini's proposal
02/01/05	E-mail	Adam Kanzer e-mails Lee McCorkle with Domini's terms for proposal withdrawal
03/01/05	E-mail, letter	Kimberly Gladman sends letter requesting modification of Wendy's statement in opposition of proposal
03/04/05	E-mail	Lee McCorkle sends message to Adam Kanzer with respect to Wendy's commitment to produce a sustainability report and reiterates Domini's terms for withdrawal
03/04/05	E-mail, Fax, letter	Domini agrees to withdraw proposal based on terms outlined in Lee McCorkle's e-mail via e-mail from Kimberly Gladman
09/07/05	Letter	Karen Shapiro sends letter to John Barker to express concerns regarding the sustainability report
09/19/05	E-mail	Dave Poplar shares link to prototype site with Karen Shapiro, communicates intent to go live Sept. 30; e-mail sets forth the items covered in the sustainability report that were agreed to; in addition to topics that we voluntarily included to bolster the sustainability report
09/19/05	E-mail	Karen Shapiro acknowledges receipt of link to prototype site; she states she will be out of the office for the remainder of the week, but will review the link upon her return to the office
10/10/05	E-mail	Dave Poplar sends link to live Corporate Responsibility Web site to Karen Shapiro and Adam Kanzer
11/30/05	Letter	Karen Shapiro submits new shareholder letter requesting a sustainability report
12/8/05	Fax and letter	Wendy's sends notice of defect letter to Domini regarding proposal for 2006 proxy statement
12/13/05	Fax and e-mail	Domini responds to notice of defect letter

Wendy's International, Inc.

Tim Hortons WENDY'S BAJA FRESH

Lee McCorkle
Executive Vice President
General Counsel
Secretary

P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, Ohio 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

February 22, 2005

Via Courier

Mr. Adam Kanzer
General Counsel and Director of Shareholder Advocacy
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012-3915

Dear Adam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, enclosed is a copy of your shareholder proposal and the Company's statement in opposition to the proposal as such will appear (unless a compromise can be reached) in the Company's proxy materials for its 2005 Annual Meeting of Shareholders. Due to matters discussed in the Company's February 16 press release, the Company intends to file and distribute its proxy materials no earlier than March 25.

We have appreciated the open dialogue between our organizations and are hopeful we can reach an agreement short of submitting your proposal to a vote of the Company's shareholders. We have sent the enclosed to comply with the technical requirements of Rule 14a-8 in the event we cannot reach an agreement.

If you have any questions, please communicate me at (614) 764-3210.

Sincerely,

Leon M. McCorkle, Jr.

LMM/jmf

Enclosure

#110892

SHAREHOLDER PROPOSALS

Set forth below are three shareholder proposals received by the Company for the Annual Meeting of Shareholders. As required by rules of the Securities and Exchange Commission, the text of the shareholder proposals and supporting statements appear as submitted to the Company by the shareholders. The Board of Directors and the Company accept no responsibility for the proposals and supporting statements. Some of the proposals contain assertions about the Company that it believes are incorrect. The Company has not attempted to refute all of these inaccuracies. However, the Board of Directors has recommended a vote against each of these proposals for the broader policy reasons set forth following each proposal.

SHAREHOLDER PROPOSAL NO. 2

Domini Social Investments LLC, 536 Broadway, 7th Floor, New York, New York 10012-3915, is the manager of a portfolio of mutual funds that includes the Domini Social Index Portfolio (the "Domini Index Portfolio"). The Domini Index Portfolio holds 32,100 common shares of the Company. Domini Social Investments LLC has notified the Company that it will propose the following resolution at the Annual Meeting of Shareholders:

SUSTAINABILITY REPORT

Whereas:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. It includes "encouraging long lasting social well being in communities where [companies] operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns." (Dow Jones Sustainability Group)

Globally, approximately 1,500 companies produce reports on sustainability issues (Association of Chartered Certified Accountants, www.corporate register.com), including our company's largest competitor, McDonald's. Ford Motor Company states, "sustainability issues are neither incidental nor avoidable–they are at the heart of our business." American Electric Power has stated, "management and the Board have a fiduciary duty to carefully assess and disclose to shareholders appropriate information on the company's environmental risk exposure."

Global expectations regarding sustainability reporting are changing rapidly. The European Commission recommends corporate sustainability reporting, and listed companies in Australia, South Africa and France must now provide investors with information on their social and environmental performance.

McDonald's states that reporting its social and environmental performance helps to maintain its customers' trust, and that "companies that lose the trust of their customers lose those customers' business forever." McDonald's describes this trust as one of their greatest competitive advantages.

Wendy's lists a commitment to stakeholders as a core value: "We serve all stakeholders and, through balancing our responsibilities to all, we maximize value to each of them." A sustainability report would allow shareholders to evaluate how our company is implementing this core value.

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2005.

Supporting Statement

The report should include Wendy's definition of sustainability, as well as a company-wide review of company policies and practices related to long-term social and environmental sustainability.

We recommend that Wendy's use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 500 companies, including McDonald's, use or consult the Guidelines for sustainability reporting.

Management's Response

The Board of Directors recommends a vote AGAINST this Shareholder Proposal.

As noted by the proponent, one of the Company's core values is a commitment to stakeholders. The Company has seven other core values that assist the Company in achieving its mission of delivering superior quality products and services for our customers and communities through leadership, innovation and partnerships. Those core values are quality, integrity, leadership, people focus, customer satisfaction, continuous improvement and community involvement. Each of the Company's restaurant brands is committed to being a good corporate citizen and promoting social, environmental, workplace and economic initiatives that address long-term sustainability issues. The Company has been, and will continue to be, committed to upholding and abiding by all laws and regulations that govern its operations, wherever located. The Company is equally committed to ensuring that its suppliers abide by all laws and regulations that govern their businesses, wherever they operate. Moreover, the Company will continue its commitment to treating all of its employees and franchisees with dignity, fairness and respect; protecting the health and safety of employees; protecting the environment; and enhancing the quality of life in the communities in which the Company operates.

Many of these policies and practices are clearly spelled out in a variety of publications and on the Company's corporate and brand websites. However, for the convenience of shareholders and stakeholder and to increase accessibility to this information, during 2005 the Company intends to compile this information in one location by preparing its first integrated report on certain aspects of the Company's "corporate responsibility" activities. The Company intends to make this report publicly available in the first half of 2006. Therefore, the Company does not believe that the sustainability report requested by the proponent, with the requirements and constraints it places on management, as well as the significant costs the Company would incur, is necessary.

Accordingly, **the Board of Directors recommends that the shareholders vote AGAINST this Shareholder Proposal.**

Vote Required

The affirmative vote of a majority of the common shares that are voted on this Shareholder Proposal is necessary to adopt this Shareholder Proposal. Broker non-votes will not be counted in determining the number of common shares necessary for approval. Unless otherwise indicated, the persons named in the proxy will vote all proxies against the preceding Shareholder Proposal.

"Adam Kanzer"
<akanzer@domini.com>
02/01/2005 11:37 AM

To <Lee_McCorkle@wendys.com>, <John_Barker@wendys.com>, <Dirk_gardner@wendys.com>, <Dana_Kline@wendys.com>
cc "Kimberly Gladman" <kgladman@domini.com>
bcc
Subject Domini Proposal

Dear Lee:

Thanks for the opportunity to speak with you and your colleagues yesterday afternoon. Both of us felt the call was productive, and helped to clarify a number of points that remained a bit unclear after our last meeting. We are writing now to describe the kind of commitment we would like to see from Wendy's in order to withdraw our shareholder proposal requesting a sustainability report.

As we discussed on the call, we feel that a report including *only* the content areas listed in the outline you presented to us when we met would be insufficient to justify withdrawal, as the information listed is already available on the company's website. You suggested on the call yesterday that presentation of this information in a new context would be more meaningful to investors, but we didn't discuss what that context would look like. We would therefore suggest that any report be preceded by some statement (preferably by your CEO) that places the information in context, explains what sustainability means to Wendy's, and identifies who your stakeholders are (your website references your stakeholders, but doesn't identify them).

We would request that Wendy's also include in its first year report at least some data on three additional subject areas not currently listed in the outline you shared with us: environmental practices, employee relations, and food safety. The specific data points to be included will be determined over the course of our dialogue. To be clear, at this stage we would merely be seeking a commitment that the final report would include sections covering these areas.

Environmental and employee relations issues figure prominently in sustainability reports from companies of all kinds, while food safety is of particular concern to the restaurant industry. Within each of these areas, companies with various levels of reporting experience have chosen to discuss certain topics and omit others. For example, one company might discuss the percentage of packaging it recycles but not its greenhouse gas emissions; describe its diversity initiatives but not its EEO-1 data; or explain its vegetable supplier safety standards without taking a position on GMO wheat. The key point is that companies should identify their most critical areas of impact, and focus on those first. All companies, moreover, are careful to avoid disclosure of proprietary and competitive information.

We feel confident that through discussion, it would be possible to find a place along this continuum of reporting at which Wendy's could provide some substantive information on these topics to stakeholders, without undue strain on your staff's resources.

In sum, then, we would like to see Wendy's commit to producing, within a year, a sustainability report including some information about environmental issues, employee relations, and food safety, as well as the topics included in the outline you shared with us (corporate governance, charitable giving and nutrition), with some sort of introduction placing the material in context. We would also like you to commit to discussing the report with us in at least three meetings during the course of its development.

In addition, we also request answers to our previous questions on antibiotic use and mad-cow disease. We posed these questions multiple times over the course of two years, and at one point were told we would receive a response. We understand that you are most likely not yet prepared to put this information into a public report, but a written answer to these questions would help establish the good faith commitment that we are looking for to enable us to withdraw our resolution.

In exchange for these commitments, we would be pleased to withdraw our shareholder proposal. We hope that this engagement will help to place Wendy's on a path towards more comprehensive social and environmental reporting, but of course we can't expect a firm commitment to this before you've begun to take these first steps.

In terms of confidentiality, we have engaged in numerous dialogues on a wide range of issues, and have always found a mutually acceptable way to handle confidential information. In some cases, we have signed confidentiality agreements. In other cases, we have simply agreed to keep any non-public information confidential unless the company tells us we can disclose it. We have an excellent track record keeping these commitments, and are confident we will be able to work out a mutually agreeable arrangement.

We agree with you that we can all accomplish far more through collaborative dialogue than through confrontation at the annual meeting. We hope that you will consider this proposal in that spirit.

We understand that you will be discussing our proposal internally at Wendy's in the next week or two. We look forward to speaking with you when you've had a chance to discuss these ideas internally.

Sincerely,

Adam and Kimberly

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
Domini Social Investments LLC

mailto:akanzer@domini.com, URL:http://www.domini.com
536 Broadway, 7th Floor, New York, NY 10012-3915
Direct: 212-217-1027, Main: 212-217-1100, Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

"Kimberly Gladman" <kgladman@domini.com
>

03/01/2005 15:15

To <Lee_McCorkle@wendys.com>
cc "Adam Kanzer" <akanzer@domini.com>, <Joann_Fair@WENDYS.COM>
bcc
Subject Letter re: Statement in Opposition

Dear Lee,

The attached is on its way to you by mail as well.

Best wishes,

Kimberly

Kimberly Gladman, Ph.D.
Shareholder Advocacy Associate
Domini Social Investments LLC

mailto:kgladman@domini.com URL:http://www.domini.com
536 Broadway, 7th Floor, New York, NY 10012-3915
Direct: 212-217-1023, Main: 212-217-1100, Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

Letter to Wendy's re Statement in Opp 3-1-05.pdf

March 1, 2005

Mr. Leon M. McCorkle, Jr.
Executive Vice President, General Counsel and Secretary
Wendy's International Inc.
P.O. Box 256
4288 West Dublin Granville Road
Dublin, OH 43017-0256

Re: Wendy's Statement in Opposition to Domini Proposal

Dear Lee:

We are in receipt of your letter of February 22, including the statement in opposition to our proposal.

We share your hope that we will be able to reach an agreement to withdraw our proposal, and look forward to receiving a response to our email of February 1 proposing withdrawal terms. Since that time, as you are also aware, we have emailed you and your colleagues a number of sustainability reporting statistics, in response to your inquiries. We hope that the information we have provided has been helpful to you, and we look forward to hearing from you shortly.

In the event that we are unable to reach a withdrawal agreement, we request that you modify one part of the text you plan to print in your proxy accompanying our shareholder proposal, as we believe it is in violation of SEC Rule 14a-9. The statement you sent us includes an introductory paragraph that contains the following three sentences:

> Some of the proposals contain assertions about the Company that it believes are incorrect. The Company has not attempted to refute all of these inaccuracies. However, the Board of Directors has recommended a vote against each of these proposals for the broader policy reasons set forth following each proposal.

We believe that this paragraph is false with regard to our proposal, and potentially misleading. This statement clearly conveys the impression that our proposal contains false statements. We trust that Wendy's does not, in fact, believe that our proposal contains any inaccuracies. You had a number of opportunities to challenge any inaccurate statements in your no-action request to the SEC, and over the course of our dialogue, and did not do so. We request that you remove these sentences from your statement in opposition, or move this paragraph to precede the specific proposal(s) to which it refers.

Due to the tight timeframe here, we are cc'ing the SEC on this request. We certainly hope that we will be able to reach an amicable compromise on this language, and we continue to hope that we will be able to withdraw our proposal.

Best regards,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Kimberly Gladman
Shareholder Advocacy Associate

Cc: Heather Maples, Securities and Exchange Commission

Lee McCorkle/Corporate/Wendys
03/04/2005 01:09 PM

To "Adam Kanzer" <akanzer@domini.com>
cc Dana_Kline@wendys.com, Dirk_gardner@wendys.com, John_Barker@wendys.com, "Kimberly Gladman" <kgladman@domini.com>
bcc
Subject Re: Domini Proposal

Adam and Kimberly,

Thanks for your proposal (attached) and recent communications. Our senior management and Board understand your willingness to withdraw your proposal in exchange for our commitment to (a) produce a sustainability report within the next year to include at a minimum a CEO's introductory comment, the content areas outlined to you during our Boston meeting (corporate governance, ethics, giving back to our communities, consumer choice, commitment to franchisees) plus identification of stakeholders and some information on environmental practices, employee relations, and food safety; and, (b) meet with you at least three times during the preparation of the report.

We expect you'll find our discussions with you (including about BSE and antibiotic positions) more fruitful if under the umbrella of a confidentiality agreement, but we can function either way. Currently, we expect the report to be electronic.

Thanks again. If this is agreeable to you, it is to us; please let me know. As we discussed, specificity with respect to your intention to withdraw or not on these terms will be appreciated.

-- LMM

"Adam Kanzer"
<akanzer@domini.com>

02/01/2005 11:37

To: <Lee_McCorkle@wendys.com>, <John_Barker@wendys.com>, <Dirk_gardner@wendys.com>, <Dana_Kline@wendys.com>
cc: "Kimberly Gladman" <kgladman@domini.com>
Subject: Domini Proposal

Dear Lee:<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

Thanks for the opportunity to speak with you and your colleagues yesterday afternoon. Both of us felt the call was productive, and helped to clarify a number of points that remained a bit unclear after our last meeting. We are writing now to describe the kind of commitment we would like to see from Wendy's in order to withdraw our shareholder proposal requesting a sustainability report.

As we discussed on the call, we feel that a report including *only* the content areas listed in the outline you presented to us when we met would be insufficient to justify withdrawal, as the information listed is already available on the company's website. You suggested on the call yesterday that presentation of this information in a new context would be more meaningful to investors, but we didn't discuss what that context would look like. We would therefore suggest that any report be preceded by some statement (preferably by your CEO) that places the information in context, explains what sustainability means to Wendy's, and identifies who your stakeholders are (your website references your stakeholders, but doesn't identify them).

We would request that Wendy's also include in its first year report at least some data on three additional subject areas not currently listed in the outline you shared with us: environmental practices, employee relations, and food safety. The specific data points to be included will be determined over the course of our dialogue. To be clear, at this stage we would merely be seeking a commitment that the final report would include sections covering these areas.

Environmental and employee relations issues figure prominently in sustainability reports from companies of all kinds, while food safety is of particular concern to the restaurant industry. Within each of these areas, companies with various levels of reporting experience have chosen to discuss certain topics and omit others. For example, one company might discuss the percentage of packaging it recycles but not its greenhouse gas emissions; describe its diversity initiatives but not its EEO-1 data; or explain its vegetable supplier safety standards without taking a position on GMO wheat. The key point is that companies should identify their most critical areas of impact, and focus on those first. All companies, moreover, are careful to avoid disclosure of proprietary and competitive information.

We feel confident that through discussion, it would be possible to find a place along this continuum of reporting at which Wendy's could provide some substantive information on these topics to stakeholders, without undue strain on your staff's resources.

In sum, then, we would like to see Wendy's commit to producing, within a year, a sustainability report including some information about environmental issues, employee relations, and food safety, as well as the topics included in the outline you shared with us (corporate governance, charitable giving and nutrition), with some sort of introduction placing the material in context. We would also like you to commit to discussing the report with us in at least three meetings during the course of its development.

In addition, we also request answers to our previous questions on antibiotic use and mad-cow disease. We posed these questions multiple times over the course of two years, and at one point were told we would receive a response. We understand that you are most likely not yet prepared to put this information into a public report, but a written answer to these questions would help establish the good faith commitment that we are looking for to enable us to withdraw our resolution.

In exchange for these commitments, we would be pleased to withdraw our shareholder proposal. We hope that this engagement will help to place Wendy's on a path towards more comprehensive social and environmental reporting, but of course we can't expect a firm commitment to this before you've begun to take these first steps.

In terms of confidentiality, we have engaged in numerous dialogues on a wide range of issues, and have always found a mutually acceptable way to handle confidential information. In some cases, we have signed confidentiality agreements. In other cases, we have simply agreed to keep any non-public information confidential unless the company tells us we can disclose it. We have an excellent track record keeping these commitments, and are confident we will be able to work out a mutually agreeable arrangement.

We agree with you that we can all accomplish far more through collaborative dialogue than through confrontation at the annual meeting. We hope that you will consider this proposal in that spirit.

We understand that you will be discussing our proposal internally at Wendy's in the next week or two. We look forward to speaking with you when you've had a chance to discuss these ideas internally.

Sincerely,

Adam and Kimberly

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
Domini Social Investments LLC

mailto:akanzer@domini.com, URL:http://www.domini.com
536 Broadway, 7th Floor, New York, NY 10012-3915
Direct: 212-217-1027, Main: 212-217-1100, Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

"Kimberly Gladman"
<kgladman@domini.com>

03/04/2005 02:52 PM

To <Lee_McCorkle@wendys.com>

cc <Dana_Kline@wendys.com>, <John_Barker@wendys.com>, <Joann_Fair@WENDYS.COM>, "Adam Kanzer"

bcc

Subject Withdrawal of Shareholder Proposal

This message has been forwarded.

Dear Lee,

The attached has also been faxed and mailed to you. Adam and I are both very glad that we've been able to reach this agreement, and we look forward to working with you and your colleagues on the report.

Best regards to all,

Kimberly

Kimberly Gladman, Ph.D.
Shareholder Advocacy Associate
Domini Social Investments LLC

mailto:kgladman@domini.com URL:http://www.domini.com
536 Broadway, 7th Floor, New York, NY 10012-3915
Direct: 212-217-1023, Main: 212-217-1100, Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

Domini Withdrawal of Proposal.pdf

Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

March 4, 2005

Mr. Leon M. McCorkle, Jr.
Executive Vice President, General Counsel and Secretary
Wendy's International Inc.
P.O. Box 256
4288 West Dublin Granville Road
Dublin, OH 43017-0256

By Email, Fax, and First-Class Mail

Re: Withdrawal of Shareholder Proposal Requesting a Sustainability Report

Dear Lee:

We are in receipt of your email of today, stating Wendy's commitment to produce a sustainability report including content areas we have agreed upon, and to meet with us during the preparation of the report. In return for this commitment on Wendy's part, we are pleased to withdraw the shareholder proposal we had submitted for inclusion in the company's 2005 proxy statement.

We appreciate the productive dialogue that has brought us to this point, and we look forward to working with you in the year ahead.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Kimberly Gladman
Shareholder Advocacy Associate

Cc: Heather Maples, Securities and Exchange Commission

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

September 7, 2005

John D. Barker
Senior Vice President, Investor Relations and Financial Communications
Wendy's International, Inc.
One Dave Thomas Boulevard
Dublin, OH 43017

Sent via fax and email

Dear John:

It was a pleasure speaking with you and your colleagues recently about Wendy's progress in developing a sustainability report. We look forward to reviewing the report's contents as they become available.

Since our discussion I have reviewed the communications between Domini and Wendy's and benchmarked the sustainability report flow chart to Wendy's commitments that ultimately led to our withdrawal of the shareholder resolution. I am pleased to note the inclusion of several of our suggestions – e.g., a statement from the Chairman that will provide a context for the sustainability report, identification of the company's stakeholders, and initial information on labor relations.

However, I am disappointed by the lack of substantive information on other issues raised by Domini, including the issues described in our initial request for information: the use of antibiotics in Wendy's beef and poultry supply and Wendy's screening procedures for bovine spongiform encephalitis. In general, I find the proposed content addressing environmental and social issues to be quite thin. For example, in prior discussions, Domini suggested inclusion of information on the environmental impacts of facilities and packaging (e.g., recycled content of paper goods, energy use by facilities, environmental standards applied to your supply chain) and labor relations for *both* direct employees as well as in supply chains (e.g, slaughterhouse workers).

We realize that Wendy's plans to augment future sustainability reports with additional information. It would be helpful if you could provide us with your thoughts on the content of future reports. We would of course agree to keep these future plans confidential, and understand that these plans may change.

It is also important to consider the potential reputational risk that may result from Wendy's release of a sustainability report that does not encompass more of the environmental and social issues facing the company. A report that appears to dodge the hard issues will be criticized. We understand that Wendy's is just starting along the road to sustainability reporting, and does not

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

intend to produce a report comparable to the one McDonald's produced this past year. Brevity can be a positive attribute of a report, as long as the report covers the most important issues. One approach you might consider is to choose one key difficult social or environmental issue facing the company, and discuss that. The report should explain how you selected this issue, and that you intend to provide a broader report in the future.

I think that your stakeholders will appreciate this approach, but would be skeptical of a report that appears to avoid these issues. Such a report would also provide your stakeholders with comfort that the company has a process for identifying and addressing its most critical areas of impact (both positive and negative). Such a report, in our view, would represent a good faith effort to disclose your social and environmental performance, and would be more likely to generate positive critiques and encouragement.

I look forward to continuing our discussions at your earliest convenience. I can be reached at 212-217-1112 or kshapiro@domini.com.

Best regards,

Karen Shapiro

cc: David D. Poplar, Director of Investor Relations
Marsha L. Gordon, Investor and Shareholder Relations Specialist

David Poplar

09/19/2005 05:21 PM

To: kshapiro@domini.com
cc: akanzer@domini.com, lee_mccorkle@wendys.com, dana_klein@wendys.com, dirk_gardner@wendys.com, john_barker@wendys.com, marsha_gordon@wendys.com, Karren Martin-Huth/Treasury/Corporate/Wendys
Subject: Corporate Responsibility Report

September 19, 2005

Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments LLC
536 Broadway
New York, NY 10012
Via e-mail

Karen:

As we discussed in our recent conference call, we are continuing to move forward on our Corporate Responsibility Reporting initiative. We have prepared a prototype site that addresses the issues set forth in our initial agreement, as outlined in Lee McCorkle's March 4, 2005 e-mail to Adam Kanzer and Kimberly Gladman. These issues include the following:

- Introductory comments from our Chairman and CEO
- Identification of our stakeholders
- Employee relations
- Corporate governance
- Ethics
- Franchisee relations
- Consumer product choices
- Community relations
- Environmental practices
- Food safety

In addition to these previously agreed-upon topics, our first-ever Corporate Responsibility Report also addresses the following issues:

- Nutrition information for our three major brands
- The innovative Tim Hortons sustainable coffee partnership
- Wendy's animal welfare principles
- Diversity
- Safety
- Supplier relations
- Shareholder value-enhancing strategies

To review the prototype site we have developed, which is still under construction, please click on the link below:

http://www.wendys-invest.com/corpresp/index.php

To access the site, you will need to enter the following when prompted:

ID = iqtest
Password = rla

We expect that the site will go live by the end of the month. As we have mentioned, it will be a part of the Corporate / Investor site (www.wendys-invest.com).

Thank you for your assistance in preparing this report, and please feel free to contact either of us with any questions or comments.

John Barker
Senior Vice President
Investor Relations and Financial Communications
Communications

David D. Poplar
Director
Investor Relations and Financial

"Karen Shapiro" <kshapiro@domini.com>

09/19/2005 06:01 PM

To: <David_Poplar@wendys.com>
cc: "Adam Kanzer" <akanzer@domini.com>, <lee_mccorkle@wendys.com>, <dana_klein@wendys.com>, <dirk_gardner@wendys.com>, <john_barker@wendys.com>, <marsha_gordon@wendys.com>, <Karren_Martin-Huth@wendys.com>
Subject: RE: Corporate Responsibility Report

Dear David:

I will be out of the office for the remainder of the week, but I look forward to reviewing the prototype when I return.

Best wishes,

Karen

Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments LLC

mailto:kshapiro@domini.com URL:http://www.domini.com
536 Broadway, 7th Floor, New York, NY 10012-3915
Direct: 212-217-1112, Main: 212-217-1100, Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

From: David_Poplar@wendys.com [mailto:David_Poplar@wendys.com]
Sent: Monday, September 19, 2005 5:21 PM
To: Karen Shapiro
Cc: Adam Kanzer; lee_mccorkle@wendys.com; dana_klein@wendys.com; dirk_gardner@wendys.com; john_barker@wendys.com; marsha_gordon@wendys.com; Karren_Martin-Huth@wendys.com
Subject: Corporate Responsibility Report

September 19, 2005

Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments LLC
536 Broadway
New York, NY 10012
Via e-mail

Karen:

As we discussed in our recent conference call, we are continuing to move forward on our Corporate Responsibility Reporting initiative. We have prepared a prototype site that addresses the issues set forth in our initial agreement, as outlined in Lee McCorkle's March 4, 2005 e-mail to Adam Kanzer and Kimberly Gladman. These issues include the following:

- Introductory comments from our Chairman and CEO
- Identification of our stakeholders
- Employee relations
- Corporate governance
- Ethics
- Franchisee relations
- Consumer product choices
- Community relations
- Environmental practices
- Food safety

In addition to these previously agreed-upon topics, our first-ever Corporate Responsibility Report also addresses the following issues:

- Nutrition information for our three major brands
- The innovative Tim Hortons sustainable coffee partnership
- Wendy's animal welfare principles
- Diversity
- Safety
- Supplier relations
- Shareholder value-enhancing strategies

To review the prototype site we have developed, which is still under construction, please click on the link below:

http://www.wendys-invest.com/corpresp/index.php

To access the site, you will need to enter the following when prompted:

ID = iqtest
Password = rla

We expect that the site will go live by the end of the month. As we have mentioned, it will be a part of the Corporate / Investor site (www.wendys-invest.com).

Thank you for your assistance in preparing this report, and please feel free to contact either of us with any questions or comments.

John Barker
Senior Vice President
Investor Relations and Financial Communications

David D. Poplar
Director
Investor Relations and Financial Communications

David Poplar

10/10/2005 04:41 PM

To: kshapiro@domini.com
cc: akanzer@domini.com, lee_mccorkle@wendys.com, dana_klein@wendys.com, dirk_gardner@wendys.com, john_barker@wendys.com, marsha_gordon@wendys.com, penny_layish@wendys.com, Karren Martin-Huth/Treasury/Corporate/Wendys
Subject: Corporate Responsibility Report launch

October 10, 2005

Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments LLC
536 Broadway
New York, NY 10012
Via e-mail

Karen:

We are happy to inform you that we have gone live with our online Corporate Responsibility Report.

As promised in our last correspondence, the report addresses all the issues that we have previously discussed with you, Adam and Kimberly:

- Introductory comments from our Chairman and CEO
- Identification of our stakeholders
- Employee relations
- Corporate governance
- Ethics
- Franchisee relations
- Consumer product choices
- Community relations
- Environmental practices
- Food safety

The report also addresses such issues as nutrition information for our three major brands, the Tim Hortons sustainable coffee partnership, Wendy's animal welfare principles, diversity, safety, supplier relations and shareholder value-enhancing strategies.

To review the report, please click the Corporate Responsibility tab on our Investor Relations home page at:

http://www.wendys-invest.com

Thank you for your support of this project, and please feel free to contact either of us with any further input.

John Barker
Senior Vice President
Investor Relations and Financial Communications
Communications

David D. Poplar
Director
Investor Relations and Financial

Domini
SOCIAL INVESTMENTS®

RECEIVED
DEC 0 1 2005
LEGAL DEPARTMENT

The Way You Invest Matters®

November 30, 2005

Mr. Leon M. McCorkle, Jr.
Executive Vice President, General Counsel and Secretary
Wendy's International Inc.
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio 43017-0256

Re: Shareholder Proposal Requesting a Sustainability Report

Dear Mr. McCorkle:

I am writing to you on behalf of Domini Social Investments, to submit the attached shareholder resolution requesting a sustainability report.

As you know, we filed a similar proposal last year, which we subsequently withdrew when Wendy's committed to working with Domini on developing a sustainability report. However, the sustainability information provided on Wendy's web site falls far short of the depth and breadth we suggested to Wendy's during our withdrawal discussions. In a letter to John Barker dated September 7, 2005, we voiced these opinions, based upon a preview of the report's content. We received no response to our letter, and were further disappointed to see that our comments were not reflected in the final posting on Wendy's web site.

As you will also recall, the outline Wendy's shared with our team prior to withdrawal was presented as a conversation starter. We were clear at the time that the report described by your outline did not constitute a sustainability report, and would not justify withdrawal of the resolution. Unfortunately, you have decided to move forward with a report based on that original outline. We do not believe that this is consistent with the spirit of our withdrawal agreement. We have therefore decided to refile our resolution.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Wendy's shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Wendy's shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and would be happy to discuss it with you. I can be reached at (212) 217-1112 or kshapiro@domini.com.

Sincerely,

Karen Shapiro

Karen Shapiro
Shareholder Advocacy Associate

Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

SUSTAINABILITY REPORT

Whereas:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. The Dow Jones Sustainability Group defines corporate sustainability as "a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments."

Globally, approximately 1,600 companies produce reports on sustainability issues (Association of Chartered Certified Accountants, www.corporateregister.com), including our company's largest competitor, McDonald's. McDonald's states that reporting its social and environmental performance helps to maintain its customers' trust, and that "companies that lose the trust of their customers lose those customers' business forever." McDonald's describes this trust as one of their greatest competitive advantages.

A recent update to Wendy's website collects previously disparate information sources into one section entitled "Corporate Responsibility." In our view, this "report" falls far short of the report requested by this resolution, lacking substantive and quantitative measures of Wendy's social and environmental performance. The "environmental" section of the report consists of two sentences.. By comparison, McDonald's sustainability report describes its environmental initiatives including energy efficiency and conservation, waste reduction and recycling, and reports quantities of waste generated and electricity consumed at its restaurants.

Wendy's lists a commitment to stakeholders as a core value: "We serve all stakeholders and, through balancing our responsibilities to all, we maximize value to each of them." A sustainability report would allow shareholders to evaluate how our company is implementing this core value.

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2006.

Supporting Statement

The report should include Wendy's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability.

We recommend that Wendy's use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 500 companies, including McDonald's, use or consult the Guidelines for sustainability reporting.

Wendy's International, Inc.

Tim Hortons WENDY'S BAJA FRESH

Lee McCorkle
Executive Vice President
General Counsel
Secretary

P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, Ohio 43017
614-764-3210
fax 614-764-3243
lee_mccorkle@wendys.com

December 8, 2005

Facsimile and Federal Express

Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments
536 Broadway, 7th Fl
New York, NY 10012-3915

Dear Ms. Shapiro:

I am in receipt of your letter and shareholder proposal dated November 30, 2005 requesting Wendy's issue a corporate sustainability report. Your letter, which I received on December 1, 2005 indicates that Domini Social Investments holds more than $2000 in value of Wendy's International, Inc. common stock.

As you may be aware, Securities and Exchange Commission ("SEC") Rule 14a-8 specifies certain eligibility and procedural criteria that must be met before a proposal can be properly submitted, including continuously holding at least $2,000 in market value of the issuer's shares for at least one year prior to the date the proposal is submitted. I have enclosed a copy of Rule 14a-8 for your convenience. Rule 14a-8(b) sets forth the manner in which a shareholder must substantiate its ownership, including submitting a written statement from the record holder verifying that, at the time the shareholder submitted the proposal, the shareholder continuously owned the securities for a period of at least one year. Please provide us with verification that as of November 30, 2005 you owned the requisite shares continuously for at least one year. Unless this eligibility and procedural defect is cured, we intend to exclude the proposal from our 2006 proxy statement and to submit a no-action request letter to the SEC in accordance with Rule 14a-8(j). We may also assert substantive arguments to the SEC. If you believe that you meet the eligibility and procedural criteria as described above you must postmark your written response, or transmit it electronically, together with proof of ownership sufficient to satisfy the eligibility requirements of Rule 14a-8(b) to me by no later than 14 calendar days from the date you receive this letter.

Thank you for your interest in Wendy's International, Inc.

Sincerely,

Leon M. McCorkle, Jr.

Enclosure

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters

December 13, 2005

Mr. Leon M. McCorkle, Jr.
Executive Vice President, General Counsel and Secretary
Wendy's International Inc.
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio 43017-0256

VIA FACSIMILE AND EMAIL

Re: Shareholder Proposal Requesting a Sustainability Report

Dear Mr. McCorkle:

As you are aware, Domini Social Investments has filed a shareholder resolution asking Wendy's to issue a sustainability report. Enclosed please find a letter from Investors Bank and Trust, custodian of our portfolio, verifying our ownership of the requisite number of shares to file a shareholder proposal.

Sincerely,

Karen Shapiro
Shareholder Advocacy Associate
Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757
Email: info@domini.com, URL: www.domini.com
DSIL Investment Services LLC, Distributor

INVESTORS

BANK & TRUST COMPANY

December 6, 2005

Mr. Adam Kanzer
General Counsel & Director of Shareholder Advocacy
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012-3915

Re: Domini Social Index Portfolio

To Whom It May Concern:

This is to confirm that Investors Bank & Trust Company, as custodian for the Domini Social Index Portfolio, is holding the following security in account 2212 at the Depository Trust Company. This holding is reflective of November 30th, 2005.

Security	Number of Shares	Shares held Greater Than 1 Year
Wendy's	30,100	30,100

If you have any questions or need additional information, please contact me at (617) 937-8285.

Sincerely,

Christopher Meredith
Account Supervisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wendy's International, Inc.
Incoming letter dated December 22, 2005

The proposal requests that the board issue a sustainability report to shareholders.

We are unable to concur in your view that Wendy's may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Wendy's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Wendy's may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Wendy's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser